(As filed October 3, 2001)
                                                                File No. 70-9891

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            --------------------------------------------------------

                                   FORM U-1/A

                                 Amendment No. 3
                                       to
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

            ---------------------------------------------------------

                           ALLIANT ENERGY CORPORATION
               ALLIANT ENERGY RESOURCES, INC. AND ITS SUBSIDIARIES
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

         ALLIANT ENERGY INTEGRATED SERVICES COMPANY AND ITS SUBSIDIARIES
              ALLIANT ENERGY INVESTMENTS, INC. AND ITS SUBSIDIARIES
            ALLIANT ENERGY TRANSPORTATION, INC. AND ITS SUBSIDIARIES
                              200 First Street S.E.
                            Cedar Rapids, Iowa 52401

               WHITING PETROLEUM CORPORATION AND ITS SUBSIDIARIES
                          Mile High Center, Suite 2300
                                  1700 Broadway
                           Denver, Colorado 80290-2300

           (Names of companies filing this statement and addresses of principal executive offices)

              -----------------------------------------------------

                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)

              -----------------------------------------------------

                  Edward M. Gleason, Vice President - Treasurer
                             and Corporate Secretary
                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                     (Name and address of agent for service)

              -----------------------------------------------------

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

     Barbara J. Swan, General Counsel        William T. Baker, Jr., Esq.
     Alliant Energy Corporation              Thelen Reid & Priest LLP
     222 West Washington Avenue              40 West 57th Street
     Madison, Wisconsin 53703                New York, New York 10019

                                TABLE OF CONTENTS


ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.................................1
          -----------------------------------

     1.1  Introduction........................................................1
          ------------
     1.2  Alliant Energy's Current Financing Authority........................1
          --------------------------------------------
          1.2.1     Merger Order (File No. 70-8891)...........................1
                    -------------------------------
          1.2.2     Money Pool Order (File No. 70-9317).......................2
                    -----------------------------------
          1.2.3     Financing Order (File No. 70-9455)........................2
                    ----------------------------------
     1.3  Summary of Requested Approvals......................................3
          -------------------------------
     1.4  Use of Proceeds.....................................................6
          ---------------
     1.5  Description of External Financing Program...........................6
          -----------------------------------------
          1.5.1     Alliant Energy External Financing.........................6
                    ---------------------------------
          1.5.2     Non-Utility Subsidiary Financings........................10
                    ---------------------------------
     1.6  Guarantees.........................................................11
          ----------
          1.6.1     Alliant Energy Guarantees................................11
                    -------------------------
          1.6.2     Non-Utility Subsidiary Guarantees........................11
                    ---------------------------------
     1.7  Hedging Transactions...............................................11
          --------------------
          1.7.1     Interest Rate Hedges.....................................11
                    --------------------
          1.7.2     Anticipatory Hedges......................................12
                    -------------------
     1.8  Changes in Capital Stock of Subsidiaries...........................12
          ----------------------------------------
     1.9  Financing Subsidiaries.............................................13
          ----------------------
     1.10 Intermediate Subsidiaries and Subsequent Reorganizations...........13
          --------------------------------------------------------
     1.11 Additional Investments in Energy Assets............................15
          ---------------------------------------
     1.12 Sales of Services and Goods Among AER and Other Non-Utility
          -----------------------------------------------------------
          Subsidiaries of Alliant Energy.....................................16
          ------------------------------
     1.13 Activities of Energy-Related Subsidiaries Outside the
          -----------------------------------------------------
          United States......................................................17
          -------------
     1.14 Payment of Dividends Out of Capital and Unearned Surplus
          --------------------------------------------------------
          and Acquisition, Retirement or Redemption of Securities............18
          -------------------------------------------------------
     1.15 Investments in EWGs and FUCOs......................................19
          -----------------------------
          1.15.1    Description of Current Portfolio of Projects.............22
                    --------------------------------------------
          1.15.2    Potential Investments in Additional Exempt Projects......25
                    ---------------------------------------------------
     1.16 Certificates of Notification.......................................26
          ----------------------------

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.....................................28
          ------------------------------

ITEM 3.   APPLICABLE STATUTORY PROVISIONS....................................28
          -------------------------------

     3.1  General............................................................28
          -------
     3.2  Compliance with Rules 53 and 54....................................28
          -------------------------------
     3.3  Standards of Rule 53(c)............................................29
          -----------------------
          3.3.1     Project Review Procedures/Risk Mitigation Techniques.....31
                    ----------------------------------------------------
          3.3.2     Financial Results and other Benefits of
                    ---------------------------------------
                    Existing Projects........................................36
                    -----------------
          3.3.3     Current Financial Condition of Alliant Energy and the
                    -----------------------------------------------------
                    Utility Subsidiaries.....................................38
                    --------------------
          3.3.4     Financing Plan for New Investments; Merrill
                    -------------------------------------------
                    Lynch Letter.............................................43
                    ------------
          3.3.5     Protection of Utility Subsidiaries; State
                    -----------------------------------------
                    Commission Letters.......................................47
                    ------------------

          3.3.6     Alliant Energy's Request is Supported by Other
                    ----------------------------------------------
                    Commission Orders under Rule 53(c).......................48
                    ----------------------------------

ITEM 4.   REGULATORY APPROVALS...............................................50
          --------------------

ITEM 5.   PROCEDURE..........................................................50
          ---------

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS..................................50
          ---------------------------------

     A.   EXHIBITS...........................................................50
          --------
     B.   FINANCIAL STATEMENTS...............................................52
          --------------------

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS............................52
          ---------------------------------------

     The Application or Declaration filed in this proceeding on May 18, 2001, as amended and restated in its entirety by Amendment No. 1, filed on July 12, 2001, and as further amended by Amendment No. 2, filed on July 16, 2001, is hereby further amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

     1.1  Introduction. Alliant Energy Corporation ("Alliant Energy")
          ------------
is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").1 Its public-utility subsidiaries are Wisconsin Power and Light Company ("WP&L"), South Beloit Water, Gas and Electric Company, Interstate Power Company ("IPC"), and IES Utilities Inc ("IES") (collectively, the "Utility Subsidiaries"). Together, the Utility Subsidiaries provide public-utility service to approximately 930,000 electric and 398,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota, and Illinois. Alliant Energy also indirectly holds 26% of the common stock of ATC Management Inc. and a 26% membership interest in American Transmission Company, LLC, which were formed to acquire, own and manage the transmission assets of WP&L and certain other Wisconsin electric utility companies.

     Alliant Energy's direct non-utility subsidiaries include Alliant Energy Corporate Services, Inc. ("Alliant Services"), a subsidiary service company, and Alliant Energy Resources, Inc. ("AER"), which serves as the holding company for substantially all of Alliant Energy's non-utility investments and subsidiaries. AER owns seven principal direct subsidiaries which engage, directly and indirectly through other subsidiaries, in (i) providing environmental consulting and engineering services, (ii) the development, ownership and management of investments in affordable multi-unit housing properties, (iii) providing various financial services, including the origination and sale of mortgages for tax-advantaged affordable housing, (iv) energy-related businesses, including, among others, the brokering and marketing of electricity and natural gas, gas supply and fuel management services, oil and gas production, steam production and sale, and energy-management services, (v) owning and/or operating "foreign utility companies," as defined in Section 33 of the Act, (vi) transportation, and (vii) management of investments in telecommunications.

     As used in this Application or Declaration, the term "Non-Utility Subsidiaries" means AER and each of its current and future direct and indirect non-utility subsidiaries, and the term "Subsidiaries" means the Utility Subsidiaries, Alliant Services, and any Non-Utility Subsidiaries.

     1.2  Alliant Energy's Current Financing Authority. Alliant Energy's
          --------------------------------------------
current financing authority is contained in three separate orders, as follows:

          1.2.1  Merger Order (File No. 70-8891). Under the terms of the
                 -------------------------------
Merger Order, Alliant Energy is authorized to issue from time to time through December 31, 2001, up to 11 million shares of common stock, $.01 par value per share ("Common Stock") through its dividend reinvestment and stock purchase


------------------------
1    WPL Holdings, Inc., et al., Holding Co. Act Release No. 26856 (April 14,
     --------------------------
1998) (the "Merger Order").

plan, long-term equity incentive plan and certain other employee benefit plans (the "Stock Plans").2 Through March 31, 2001, Alliant Energy has issued and sold 4,887,379 shares of Common Stock pursuant to the Stock Plans (including shares acquired by Alliant Energy in the open market).

          1.2.2  Money Pool Order (File No. 70-9317). By order dated December
                 -----------------------------------
18, 1998,3 as modified and extended by order dated December 15, 2000 4 (as modified and extended, the "Money Pool Order"), Alliant Energy is authorized to issue notes and/or commercial paper from time to time through June 30, 2004, and to fund separate money pools for intrasystem borrowings by Alliant Energy's utility and non-utility subsidiaries. Specifically, Alliant Energy is authorized to issue and sell notes and/or commercial paper in an aggregate principal amount at any time outstanding not to exceed $1 billion ("Short-term Debt") and to utilize the proceeds of such borrowings to make loans through the system utility money pool to the Utility Subsidiaries and Alliant Services in an aggregate amount not to exceed $475 million in 2001 and $525 million through the remainder of the authorization period, and certain of the Utility Subsidiaries are authorized to make borrowings from and extend credit to each other through the utility money pool. Alliant Energy is also authorized to provide guarantees or other forms of credit support in an amount not to exceed $600 million at any time outstanding on behalf of AER and other Non-Utility Subsidiaries to enable those companies to carry on in the ordinary course of their respective businesses. This guarantee authority has been used primarily to support AER's commercial paper program, which is used to fund the system non-utility money pool.

          1.2.3  1999 Financing Order (File No. 70-9455). By order dated
                 ---------------------------------------
August 26, 1999,5 as modified by orders dated February 4, 2000 6 and February 12, 2001 7 (as modified, the "1999 Financing Order"), Alliant Energy, AER, and Alliant Energy's other direct and indirect Non-Utility Subsidiaries are authorized to engage in a program of financing and other related transactions for the period through December 31, 2001. Specifically, the Commission has authorized: (i) Alliant Energy to issue and sell from time to time up to 15 million shares of Common Stock; (ii) Alliant Energy to issue and sell up to $400 million principal amount of unsecured debentures ("Debentures") at any time outstanding having a maturity of up to 40 years, provided that the aggregate amount of Debentures and Short-term Debt at any time outstanding may not exceed $1.1 billion; (iii) Alliant Energy to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of its Subsidiaries as may be appropriate to enable such Subsidiaries to carry on in the ordinary course of business, in an


------------------------
2    By supplemental order issued March 16, 2000 (Holding Co. Act Release No.
27156), the Commission authorized Alliant Energy to issue shares of Common Stock pursuant to a deferred compensation plan for directors, within the limits set forth in the Merger Order.

3    Holding Co. Act Release No. 26956.

4    Holding Co. Act Release No. 27304. In a separate proceeding (File No.
70-9837), Alliant Energy, IES and IPC are seeking approval for the merger of IPC into IES, in connection with which the separate money pool borrowing limits of IPC and IES would be combined.

5    Holding Co. Act Release No. 27069.

6    Holding Co. Act Release No. 27130.

7    Holding Co. Act Release No. 27344.

aggregate amount not to exceed $1 billion outstanding at any one time;8 (iv) AER and other Non-Utility Subsidiaries to provide guarantees and other forms of credit support with respect to obligations of other Non-Utility Subsidiaries in an aggregate amount not to exceed $300 million outstanding at any one time, exclusive of guarantees and other forms of credit support that are exempt under Rules 45(b) and 52 of the Act; (v) Alliant Energy and, to the extent not exempt under the Act, Non-Utility Subsidiaries to enter into interest rate hedges with respect to existing indebtedness and to enter into certain anticipatory interest rate hedging transactions; (vi) Alliant Energy and Non-Utility Subsidiaries to organize and acquire the securities of one or more financing subsidiaries ("Financing Subsidiaries") and, to the extent not exempt under Rules 45(b) and 52, to guarantee the obligations of such Financing Subsidiaries; (vii) Alliant Energy and AER to acquire the equity securities of one or more intermediate subsidiaries ("Intermediate Subsidiaries") that are organized exclusively for the purpose of acquiring, holding and/or financing the acquisition and ownership of securities of or interests in "exempt wholesale generators" ("EWGs"), as defined in Section 32 of the Act or "foreign utility companies" ("FUCOs"), as defined in Section 33 of the Act, "energy-related companies," as defined in Rule 58 ("Rule 58 Companies"), "exempt telecommunications companies" ("ETCs"), as defined in Section 34 of the Act, and other non-exempt non-utility companies as authorized in separate proceedings; (viii) AER and other Non-Utility Subsidiaries to invest up to $345 million 9 in certain categories of non-utility energy-related assets ("Energy Assets"), including gas and oil exploration properties, in the United States and Canada; (ix) AER and Non-Utility Subsidiaries to provide services and sell goods to each other at prices determined without regard to cost, subject to certain limitations; (x) AER and current or future Rule 58 Companies to engage in certain activities permitted under Rule 58 outside the United States, subject to certain limitations and to an ongoing reservation of jurisdiction; and (xi) AER and its current and future non-exempt Non-Utility Subsidiaries to pay dividends out of capital and unearned surplus, to the extent permitted under applicable corporate law and the terms of an credit agreements.

     1.3  Summary of Requested Approvals. Alliant Energy and AER, on behalf
          ------------------------------
of itself and its direct and indirect non-exempt Non-Utility Subsidiaries (the "Applicants"), herein request approval for a program of external financing, credit support arrangements, and other related proposals for the period through December 31, 2004 ("Authorization Period"). It is intended that the authorization granted in this proceeding will replace and supersede the authorizations of the Applicants under the Merger Order (insofar as it relates to the issuance of Common Stock under shareholder and employee plans) and the 1999 Financing Order. The authorization of Alliant Energy and certain of the Utility Subsidiaries under the Money Pool Order is unaffected by this Application or Declaration, except that Alliant Energy's utilization of proceeds of Short-term Debt to make investments in EWGs and FUCOs would be subject to the EWG/FUCO Investment Limitation proposed in Item 1.15 below.


------------------------
8    The guarantees authorized under the 1999 Financing Order are separate from and in addition to guarantees provided by Alliant Energy in accordance with the terms of the Money Pool Order, which, as indicated, primarily support AER's commercial paper program.

9    AER and Non-Utility Subsidiaries were initially authorized to invest up to $125 million in Energy Assets and subsequently authorized to invest an additional $220 million in Energy Assets.

     Specifically, the Applicants are requesting authorization for:

     (i) Alliant Energy to issue and sell from time to time Common Stock and preferred stock ("Preferred Stock") and, directly or indirectly through one or more Financing Subsidiaries, unsecured long-term debt securities ("Long-term Debt") and other forms of preferred or equity-linked securities in an aggregate amount at any time outstanding not to exceed $1.5 billion.

     (ii) Alliant Energy to issue up to 8 million shares of Common Stock pursuant to its dividend reinvestment plan and incentive compensation and stock-purchase plans maintained for its and its Subsidiaries' officers and employees and non-management directors, such shares to be in addition to any shares of Common Stock issued under the authority requested in (i), above.

    (iii) Alliant Energy and Non-Utility Subsidiaries to make loans to any Non-Utility Subsidiary of Alliant Energy that is less than wholly owned at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.

     (iv) Alliant Energy to issue guarantees and provide other forms of credit support ("Alliant Energy Guarantees") with respect to the securities or other obligations of its Subsidiaries in an aggregate principal or nominal amount not to exceed $3 billion at any one time outstanding,10 in addition to any guarantees that are exempt pursuant to Rule 45(b), provided that the amount of any securities issued by a Financing Subsidiary of Alliant Energy that are guaranteed by Alliant Energy will not count against this limitation but will instead be counted against the overall financing authority requested in (i), above.

     (v) AER and other Non-Utility Subsidiaries to provide guarantees and other forms of credit support ("Non-Utility Subsidiary Guarantees") with respect to obligations of other Non-Utility Subsidiaries in an aggregate principal or nominal amount not to exceed $600 million at any one time outstanding, in addition to any guarantees that are exempt pursuant to Rule 45(b) and Rule 52.

     (vi) Alliant Energy and, to the extent not exempt under Rule 52, any Non-Utility Subsidiary to enter into hedging transactions ("Interest Rate Hedges") with respect to existing indebtedness of such company in order to manage and minimize interest rate costs, and to enter into hedging transactions ("Anticipatory Hedges") with respect to


------------------------
10   The amount of Alliant Energy Guarantees for which authorization is sought herein shall continue to be in addition to the $600 million of credit support Alliant Energy may provide to AER and other Non-Utility Subsidiaries in accordance with the Money Pool Order.

          anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure.

    (vii) Alliant Energy and its Non-Utility Subsidiaries to change the terms of the authorized stock capitalization of any other Non-Utility Subsidiary, provided that, if such Non-Utility Subsidiary is less than wholly owned, all other shareholders consent to such change.

   (viii) Alliant Energy and the Non-Utility Subsidiaries to acquire the equity securities of one or more Financing Subsidiaries and to guarantee the securities issued by such Financing Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52, and Financing Subsidiaries to transfer the proceeds of any financing to its parent or as directed by its parent.

     (ix) Alliant Energy and AER to acquire, directly or indirectly, the equity securities of one or more Intermediate Subsidiaries organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Non-Utility Subsidiaries, including but not limited to EWGs, FUCOs, Rule 58 Companies, and ETCs, provided that Intermediate Subsidiaries may also engage in preliminary project development activities and provide management, administrative, operating and technical services to such entities; and to consolidate or otherwise reorganize all or any part of their direct or indirect investments in Non-Utility Subsidiaries.

     (x) AER, directly or through one or more Non-Utility Subsidiaries, to expend up to $800 million at any one time outstanding to construct or acquire Energy Assets that are incidental and related to the energy marketing and oil and gas production operations of its subsidiaries, and/or the securities of one or more existing or new companies substantially all of whose physical properties consist or will consist of Energy Assets, provided that the acquisition and ownership of such Energy Assets would not cause AER or any of its Non-Utility Subsidiaries to be or become an "electric utility company" or "gas utility company," as defined in Sections 2(a)(3) and 2(a)(4), respectively.

     (xi) AER and other Non-Utility Subsidiaries to provide services and sell goods to each other at fair market prices, subject to certain proposed limitations.

    (xii) Non-Utility Subsidiaries to engage in certain categories of energy-related activities outside the United States, subject to certain proposed limitations.

   (xiii) AER and other Non-Utility Subsidiaries to pay dividends out of capital and unearned surplus and/or acquire, retire or redeem securities issued to associate companies to the extent allowed under applicable law and the terms of any credit or security instruments to which they may be parties.

    (xiv) Alliant Energy to increase its "aggregate investment" limit in EWGs and FUCOs to $1.75 billion (the "EWG/FUCO Investment Limitation"), subject to a request for reservation of jurisdiction.

     1.4  Use of Proceeds. The proceeds from the financings authorized by
          ---------------
the Commission pursuant to this Application or Declaration will be used for general corporate purposes, including (i) financing, in part, investments by and capital expenditures of Alliant Energy and its Non-Utility Subsidiaries, including, without limitation, the funding of future investments in EWGs, FUCOs, and Rule 58 Companies, (ii) the acquisition, retirement or redemption by Alliant Energy or any Non-Utility Subsidiary of any of its own securities, and (iii) financing working capital requirements of Alliant Energy and the Subsidiaries.

     The Applicants represent that no financing proceeds will be used to acquire the equity securities of any new subsidiary unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58. Alliant Energy states that the aggregate amount of proceeds of financing and Alliant Energy Guarantees approved by the Commission in this proceeding, together with proceeds of financing authorized in the Money Pool Order, used to fund investments in EWGs and FUCOs will not, when added to Alliant Energy's "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed the EWG/FUCO Investment Limitation proposed herein. Further, Alliant Energy represents that the proceeds of financing and Alliant Energy Guarantees and Non-Utility Guarantees utilized to fund investments in Rule 58 Companies will be subject to the limitations of that rule. Lastly, Alliant Energy represents that it will not seek to recover through higher rates of any of the Utility Subsidiaries losses attributable to any operations of its Non-Utility Subsidiaries.

     Alliant Energy further represents that it will maintain common equity as a percentage of its consolidated capitalization (inclusive of short-term debt) at 30% or above during the Authorization Period, and will also maintain common equity as a percentage of capitalization of each of the Utility Subsidiaries at 30% or above during the Authorization Period.

     1.5  Description of External Financing Program.
          -----------------------------------------

          1.5.1  Alliant Energy External Financing. Alliant Energy requests
                 ---------------------------------
authority to issue and sell from time to time Common Stock and Preferred Stock and, directly or indirectly through one or more Financing Subsidiaries, Long-term Debt and other forms of preferred or equity-linked securities in an aggregate amount at any time outstanding not to exceed $1.5 billion. Alliant Energy contemplates that such securities would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the Securities Act of 1933 in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

               (a) Common Stock. Alliant Energy may issue and sell Common Stock,
                   ------------
or options, warrants or other stock purchase rights exercisable for Common Stock, pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such Common Stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

     Specifically, Alliant Energy may issue and sell Common Stock through underwriters or dealers, through agents, or directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of Common Stock, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Common Stock may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Alliant Energy) or directly by one or more underwriters acting alone. Common Stock may be sold directly by Alliant Energy or through agents designated by Alliant Energy from time to time. If dealers are utilized in the sale of Common Stock, Alliant Energy will sell such securities to the dealers, as principals. Any dealer may then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale. If Common Stock is being sold in an underwritten offering, Alliant Energy may grant the underwriters thereof a "green shoe" option permitting the purchase from Alliant Energy at the same price of additional shares then being offered solely for the purpose of covering over-allotments.

     Alliant Energy may also issue Common Stock or options, warrants or other stock purchase rights exercisable for Common Stock in public or privately-negotiated transactions in exchange for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder (specifically, Rule 58).

     Alliant Energy also proposes to issue Common Stock and/or purchase shares of its Common Stock (either currently or under forward contracts) in the open market for purposes of reissuing such shares at a later date under plans that are maintained for stockholders, officers and employees, and nonemployee directors. Currently, Alliant Energy maintains three plans under which it may directly issue or purchase in the open market shares of Common Stock, which are described as follows (and referred to collectively as the "Stock Plans"):

     o    Alliant Energy Corporation Long Term Equity Incentive Plan. The Long
          ----------------------------------------------------------
          Term Equity Incentive Plan ("Incentive Plan") is intended to promote the success and enhance the value of the company by linking the personal interests of plan participants to those of Alliant Energy's shareowners, and by providing plan participants with an incentive for outstanding performance. The Incentive Plan provides for grants of stock options, restricted stock and performance units/shares with respect to Common Stock. The Incentive Plan is administered by the compensation and personnel committee of the Alliant Energy's Board of Directors, which selects from all eligible employees those to whom awards should be granted under the terms of the Incentive Plan. Alliant Energy has registered 3,800,000 shares of Common Stock for issuance or delivery under the Incentive Plan. See Registration Statement on Form S-8, incorporated by reference herein as Exhibit C-1.

     o    Alliant Energy Corporation 401(K) Savings Plan. The Alliant Energy
          ----------------------------------------------
          Corporation 401(K) Plan ("401(K) Plan") permits eligible employees to make deferred cash contributions through payroll deductions in any amount from 1% of compensation up to 15% of compensation, subject to the annual limit on contributions prescribed under the Internal Revenue Code. Alliant Energy system companies currently provide matching contributions equal to 50% of an employee's contribution, up to a maximum of 3% of an employee's compensation. Employee contributions may be invested in one or more investment funds, including the Alliant Energy Common Stock Fund. Matching contributions are all invested in the Alliant Energy Common Stock Fund. Alliant Energy has registered 1,200,000 shares of Common Stock for issuance or delivery under the 401(K) Plan. See Registration Statement on Form S-8, incorporated by reference herein as Exhibit C-2.

     o    Alliant Energy Corporation Shareowner Direct Plan. The Alliant Energy
          -------------------------------------------------
          Corporation Shareowner Direct Plan ("Direct Plan") provides participants with a convenient way to purchase shares of Common Stock and to reinvest all or a portion of the dividends received on their shares of Common Stock. Persons not presently owning shares of Common Stock may become Direct Plan participants, assuming certain qualifications are met, by making an initial cash investment of not more than $120,000. Participants may acquire additional shares of Common Stock by making optional cash investments in amounts of not less then $25 per investment nor more than $120,000 per calendar year, inclusive of any initial investment. Participants who are employees of Alliant Energy or its Subsidiaries may also acquire additional shares of Common Stock by making optional cash investments via payroll deductions. Optional cash investments made through payroll deductions may not be more than $120,000 per calendar year, inclusive of any initial investment and any optional cash investments made by means other than payroll deduction. The price of shares of Common Stock purchased from Alliant Energy (i.e., newly-issued shares) is equal to the --- average (computed to four decimal places) of the high and low sales prices of shares of Common Stock as reported on the New York Stock Exchange Composite Tape on the applicable investment date or, if no trading occurs on the applicable investment date, a price determined with reference to the next preceding date on which the Common is traded on the New York Stock Exchange. The price of shares of Common Stock purchased for participants on the open market or in privately negotiated transactions will be the weighted average price of all such shares purchased for the applicable investment date. Alliant Energy has registered 7,000,000 shares of Common Stock for issuance under the Direct Plan. See Registration Statement on Form S-3, incorporated by reference herein as Exhibit C-3.

     Alliant Energy proposes to issue shares of its Common Stock, as well as stock options, "phantom" stock awards, restricted stock awards, and other Common Stock-based awards in an aggregate amount of up to 8 million shares (as such number may hereafter be adjusted to reflect any stock split) in order to satisfy its obligations under the Stock Plans. Shares of Common Stock issued or purchased for delivery under the Stock Plans may either be newly issued shares, treasury shares or shares purchased in the open market. Alliant Energy will make open-market purchases of Common Stock in accordance with the terms of or in connection with the operation of the Stock Plans pursuant to Rule 42. Alliant Energy also proposes, within the limitations set forth herein, to issue and/or purchase shares of Common Stock pursuant to these existing Stock Plans, as they may be amended or extended, and similar plans or plan funding arrangements hereafter adopted without any additional Commission order. Stock transactions of this variety would thus be treated the same as other stock transactions permitted pursuant to this Application or Declaration.

               (b) Preferred Stock, Long-term Debt and other Preferred or
                   ------------------------------------------------------
Equity-Linked Securities. Preferred Stock or other types of preferred or
------------------------
equity-linked securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Alliant Energy's board of directors. All such securities will be redeemed no later than 50 years after the issuance thereof. The dividend rate on any series of Preferred Stock or other preferred or equity-linked securities will not exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such securities. Dividends or distributions on Preferred Stock or other preferred or equity-linked securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments or distributions for specified periods. Preferred Stock or other preferred or equity-linked securities may be convertible or exchangeable into shares of Common Stock.

     Long-term Debt of a particular series (a) may be convertible into any other securities of Alliant Energy, (b) will have a maturity ranging from one to 50 years, (c) will bear interest at a rate not to exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such Long-term Debt, (d) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (e) may be entitled to mandatory or optional sinking fund provisions, (f) may provide for reset of the coupon pursuant to a remarketing arrangement, and (g) may be called from existing investors by a third party. The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the Long-term Debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

     Alliant Energy would generally expect to have the ability to make regular payments of debt service or dividends on any Long-term Debt or Preferred Stock that it may issue in order to finance investments in Non-Utility Subsidiaries from the available cash flow from such companies. In this connection, in 2000,

AER had approximately $65 million of net cash flow from operating activities that was available for distribution to Alliant Energy.

     Except in accordance with a further order of the Commission in this proceeding, Alliant Energy will not issue any Long-term Debt or Preferred Stock or other type of preferred or equity-linked securities unless such securities are rated at the investment grade level as established by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934. It is requested that the Commission reserve jurisdiction over the issuance by Alliant Energy of any such securities that are rated below investment grade.

          1.5.2  Non-Utility Subsidiary Financings. Alliant Energy, through AER
                 ---------------------------------
and other Non-Utility Subsidiaries, will continue to be active in the development and expansion of energy-related or otherwise functionally-related, non-utility businesses. In order to finance investments in such competitive businesses, it will be necessary for AER and other Non-Utility Subsidiaries to have the ability to engage in financing transactions that are commonly accepted for such types of investments. It is believed that, in almost all cases, financings by AER and other Non-Utility Subsidiaries will be exempt from Commission authorization pursuant to Rule 52(b). Any securities issued by AER or any other Non-Utility Subsidiary, directly or indirectly through any Financing Subsidiary, would be in addition to securities issued by Alliant Energy, as described in Item 1.5.1, above.

     In order to be exempt under Rule 52(b), any loans by Alliant Energy to a Non-Utility Subsidiary or by any Non-Utility Subsidiary, including a Financing Subsidiary, to another Non-Utility Subsidiary must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, in the limited circumstances where the Non-Utility Subsidiary making the borrowing is not wholly owned by Alliant Energy, directly or indirectly, authority is requested under the Act for Alliant Energy or AER or any other Non-Utility Subsidiary, as the case may be, to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital. If such loans are made to a Non-Utility Subsidiary, such company will not sell any services to any associate Non-Utility Subsidiary unless such company falls within one of the categories of companies to which goods and services may be sold on a basis other than "at cost," as described below in Item 1.12. Furthermore, in the event any such loans are made, Alliant Energy will include in the next certificate filed pursuant to Rule 24 in this proceeding substantially the same information as that required on Form U-6B-2 with respect to such transaction.11


------------------------
11   The Commission has previously authorized substantially similar proposals. See e.g., Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999); NiSource Inc., Holding Co. Act Release No. 27265 (Nov. 1,
2000).

     1.6  Guarantees.
          ----------

          1.6.1     Alliant Energy Guarantees. Alliant Energy requests
                    -------------------------
authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively, "Alliant Energy Guarantees") with respect to the securities or other obligations of any Subsidiary as may be appropriate to enable such Subsidiary to carry on in the ordinary course of its business, in an aggregate principal amount not to exceed $3 billion outstanding at any one time, excluding any forms of credit support that are exempt under Rule 45(b), provided however, that the amount of any Alliant Energy Guarantees in respect of obligations of any Subsidiaries shall also be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable. The Alliant Energy Guarantees proposed to be provided herein are in addition to guarantees by Alliant Energy authorized in the Money Pool Order. Alliant Energy requests authority to charge each Subsidiary a fee for providing credit support that is determined by multiplying the amount of the Alliant Energy Guarantee provided by the cost of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the guarantee remains outstanding.

          1.6.2  Non-Utility Subsidiary Guarantees. In addition, AER and other
                 ---------------------------------
Non-Utility Subsidiaries request authority to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively, "Non-Utility Subsidiary Guarantees") with respect to the securities or other obligations of any other Non-Utility Subsidiary (including any EWG, FUCO, or Rule 58 Company) as may be appropriate to enable such Non-Utility Subsidiary to carry on in the ordinary course of its business in an aggregate principal amount not to exceed $600 million outstanding at any one time, excluding any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b), provided however, that the amount of any Non-Utility Subsidiary Guarantees in respect of obligations of any Rule 58 Companies shall also be subject to the limitations of Rule 58(a)(1). The Non-Utility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above.

     1.7  Hedging Transactions.
          --------------------

          1.7.1  Interest Rate Hedges. Alliant Energy, and to the extent not
                 --------------------
exempt pursuant to Rule 52, the Non-Utility Subsidiaries, request authorization to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior unsecured debt ratings, or the senior unsecured debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Fitch Investor Service or Duff and Phelps.

     Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

          1.7.2  Anticipatory Hedges. In addition, Alliant Energy and the
                 -------------------
Non-Utility Subsidiaries request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury Securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury Securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury Securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

     Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Alliant Energy or a Non-Utility Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution.

     The Applicants represent that each Interest Rate Hedge and Anticipatory Hedge will qualify for hedge accounting treatment under generally acceptable accounting practices ("GAAP"). The Applicants will also comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.12

     1.8  Changes in Capital Stock of Non-Utility Subsidiaries. The portion
          ----------------------------------------------------
of an individual Non-Utility Subsidiary's aggregate financing to be effected through the sale of stock to Alliant Energy or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time. The proposed sale


------------------------
12   The Commission has previously authorized substantially similar proposals. See 1999 Financing Order; also see New Century Energies, Inc., et
           --- --------------------  -------- ------------------------------
al., Holding Co. Act Release No. 27000 (April 7, 1999); and Ameren Corp., et
---                                                         ----------------
al., Holding Co. Act Release No. 27053 (July 23, 1999).
---
of capital securities may in some cases exceed the then authorized capital stock of such Non-Utility Subsidiary. In addition, the Non-Utility Subsidiary may choose to use capital stock with no par value. Also, a Non-Utility Subsidiary may wish to engage in a reverse stock split to reduce franchise taxes or for other corporate purposes. As needed to accommodate such proposed transactions and to provide for future issuances of securities, the Applicants request authority to change the terms of any Non-Utility Subsidiary's authorized capitalization by an amount deemed appropriate by Alliant Energy or other parent company, provided that, if a Non-Utility Subsidiary is not wholly owned, the consent of all other shareholders has been obtained for such change. A Non-Utility Subsidiary would be able to change the par value, or change between par value and no-par value stock, without additional Commission approval.13

     1.9  Financing Subsidiaries. Alliant Energy and the Non-Utility
          ----------------------
Subsidiaries request authority to acquire, directly or indirectly, the equity securities of one or more Financing Subsidiaries, which would be organized specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of Alliant Energy and the Non-Utility Subsidiaries through the issuance of long-term debt or equity securities, including but not limited to monthly income preferred securities, to third parties, and to transfer the proceeds of such financings to or as directed by the Financing Subsidiary's parent. Alliant Energy may, if required, guarantee or enter into expense agreements in respect of the obligations of any Financing Subsidiary that it organizes. The Non-Utility Subsidiaries may also provide guarantees and enter into expense agreements, if required, on behalf of such entities pursuant to Rules 45(b)(7) and 52, as applicable. The amount of any securities issued by a Financing Subsidiary of Alliant Energy would be counted against the limitation on the amounts of similar types of securities that Alliant Energy is authorized to issue directly, as set forth in this Application or Declaration or in an order or orders issued in any other proceeding. To avoid double counting, however, any such credit support provided by Alliant Energy would not also be counted against the limitation on Alliant Energy Guarantees, as set forth in Item 1.6.1, above.14

     1.10 Intermediate Subsidiaries and Subsequent Reorganizations. Alliant
          --------------------------------------------------------
Energy and AER propose to acquire, directly or indirectly, the securities of one or more Intermediate Subsidiaries, which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs or FUCOs, Rule 58 Companies, ETCs or other non-exempt Non-Utility Subsidiaries (as authorized in this proceeding or in a separate proceeding), provided that Intermediate Subsidiaries may also engage in development activities and administrative activities relating to such subsidiaries. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Alliant Energy requests authority for Intermediate


------------------------
13   The Commission has previously authorized substantially similar proposals. See Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26,
           --- --------------
1998); and NiSource Inc., Holding Co. Act Release No. 27265 (Nov. 1, 2000).
           -------------

14   The Commission has previously authorized substantially similar proposals. See The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9,
           --- --------------------
2000) and NiSource Inc., Holding Co. Act Release No. 27265 (Nov. 1, 2000).
          -------------

Subsidiaries to engage in development activities ("Development Activities") and administrative activities ("Administrative Activities") relating to such subsidiaries.

     Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses. Administrative Activities will include providing ongoing personnel, accounting, engineering, legal, financial, operating, technical and other support services necessary to manage Alliant Energy's investments in Non-Utility Subsidiaries.

     An Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG or FUCO, Rule 58 Company, ETC or other non-exempt Non-Utility Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by Alliant Energy or AER and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired non-utility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Alliant Energy's exposure to U.S. and foreign taxes; (7) to further insulate Alliant Energy and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

     Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by Alliant Energy from the Commission; and (3) other available cash resources, including proceeds of securities sales by AER or other Non-Utility Subsidiary pursuant to Rule 52. To the extent that Alliant Energy provides funds or guarantees directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Company, the amount of such funds or guarantees will be included in Alliant Energy's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.15

     In addition, to the extent that such transactions are not otherwise exempt under the Act or Rules thereunder,16 Alliant Energy requests approval to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Non-Utility Subsidiaries, and the activities and functions related to such investments. To effect any such consolidation or other reorganization, Alliant Energy or AER may wish to either contribute the equity securities of one Non-Utility Subsidiary to another Non-Utility Subsidiary (including a newly formed Intermediate Subsidiary) or sell (or cause a Non-Utility Subsidiary to sell) the equity securities or all or part of the assets of one Non-Utility Subsidiary to another one. Such transactions may also take the form of a Non-Utility Subsidiary selling or transferring the equity securities of a subsidiary or all or part of such subsidiary's assets as a dividend to an Intermediate Subsidiary or to another Non-Utility Subsidiary, and the acquisition, directly or indirectly, of the equity securities or assets of such subsidiary, either by purchase or by receipt of a dividend. The purchasing Non-Utility Subsidiary in any transaction structured as an intrasystem sale of equity securities or assets may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S. or foreign laws and accounting requirements, and any transaction structured as a sale would be carried out for a consideration equal to the book value of the equity securities being sold.17

     1.11 Additional Investments in Energy Assets. AER and other
          ---------------------------------------
Non-Utility Subsidiaries request authority to make additional investments in non-utility energy assets in the United States and Canada, specifically including natural gas production, gathering, processing, storage and transportation properties, facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy Assets"), that are incidental to the ongoing oil and gas exploration and production and energy marketing, brokering and trading operations of AER's subsidiaries. AER requests authorization to invest up to $800 million (the "Investment Limitation") at any one time outstanding during the Authorization Period in such Energy Assets or in the equity securities of existing or new companies substantially all of whose physical properties consist or will consist of such Energy Assets.18 Such Energy Assets (or equity securities of companies owning


------------------------
15   The Commission has previously authorized substantially similar proposals. See 1999 Financing Order; see also New Century Energies, Inc., et
           --- --------------------  -------- ------------------------------
al., Holding Co. Act Release No. 27000 (April 7, 1999); and Ameren Corp., et
---                                                         ------------
al., Holding Co. Act Release No. 27053 (July 23, 1999).

16   Sections 12(c), 32(g), 33(c)(1) and 34(d) and Rules 43(b), 45(b), 46(a)
and 58, as applicable, may exempt many of the transactions described in this paragraph.

17   The Commission has previously authorized substantially similar proposals. See Columbia Energy Group, Inc., Holding Co. Act Release No. 27099
           --- ---------------------------
(Nov. 5, 1999), Entergy Corporation, et al., Holding Co. Act Release No. 27039
                ---------------------------
(June 22, 1999), and NiSource Inc., Holding Co. Act Release No. 27265 (Nov. 1,
                     -------------
2000).

18   Companies whose physical properties consist of Energy Assets may also be currently engaged in energy (gas or electric or both) marketing activities. To the extent necessary, Applicants request authorization to continue such activities in the event they acquire such companies.

Energy Assets) may be acquired for cash or in exchange for Common Stock or other securities of Alliant Energy, AER, or other Non-Utility Subsidiary of AER, or any combination of the foregoing. If Common Stock of Alliant Energy is used as consideration in connection with any such acquisition, the market value thereof on the date of issuance will be counted against the proposed Investment Limitation. The stated amount or principal amount of any other securities issued as consideration in any such transaction will also be counted against the Investment Limitation. Under no circumstances will AER or any oil or gas production or energy marketing subsidiary acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause such companies to be considered an "electric utility company" or "gas utility company" as defined under the Act.

     It is the intention of AER to add to the existing base of Energy Assets held by its subsidiaries as and when market conditions warrant, whether through acquisitions of specific assets or groups of assets that are offered for sale, or by acquiring existing companies that own significant physical assets in the areas of gas production, processing, storage, and transportation. Ultimately, it is AER's objective to control a substantial portfolio of Energy Assets that would provide the Alliant Energy system with the flexibility and capacity to compete for sales in all major markets in the United States and Canada.

     1.12 Sales of Services and Goods Among AER and Other Non-Utility
          -----------------------------------------------------------
Subsidiaries of Alliant Energy. AER and other Non-Utility Subsidiaries propose
------------------------------
to provide services and sell goods to each other at fair market prices determined without regard to cost, and therefore request an exemption (to the extent that Rule 90(d) does not apply) pursuant to Section 13(b) from the cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which the Non-Utility Subsidiary purchasing such goods or services is:

     (i) A FUCO or foreign EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

     (ii) An EWG that sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser is not one of the Utility Subsidiaries;

    (iii) A "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company (other than one of the Utility Subsidiaries) at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

     (iv) A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not one of the Utility Subsidiaries; or

     (v) A Rule 58 Company or any other Non-Utility Subsidiary that (a) is partially-owned, provided that the ultimate purchaser of such goods or services is not a Utility Subsidiary or Alliant Services (or any other entity within the Alliant Energy system whose activities and operations are primarily related to the provision of goods and services to the Utility Subsidiaries, (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Non-Utility Subsidiaries described in clauses (i) through
          (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.19

     1.13 Activities of Energy-Related Subsidiaries Outside the United
          ------------------------------------------------------------
States. The Applicants, on behalf of any current or future Non-Utility
------
Subsidiaries, request authority to engage in certain energy-related, non-utility, activities outside the United States. Such activities include:

     (i) the brokering and marketing of electricity, natural gas and other energy commodities ("Energy Marketing");

     (ii) energy management services ("Energy Management Services"), including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including energy and efficiency audits; facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; and general advice on programs; the design, construction, installation, testing, sales and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems; and

    (iii) engineering, consulting and other technical support services ("Consulting Services") with respect to energy-related businesses, as well as for individuals. Such Consulting Services would include


------------------------
19   The Commission has previously authorized substantially similar proposals. See 1999 Financing Order; also see Entergy Corporation, et al.,
           --- --------------------  -------- ---------------------------
Holding Co. Act Release No. 27039 (June 22, 1999) and NiSource Inc, Holding Co.
                                                      ------------
Act Release No. 27265 (Nov. 1, 2000).

          technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar services.

     The Applicants request that the Commission (i) authorize Non-Utility Subsidiaries to engage in Energy Marketing activities in Canada and reserve jurisdiction over Energy Marketing activities outside of Canada pending completion of the record in this proceeding,20 (ii) authorize Non-Utility Subsidiaries to provide Energy Management Services and Consulting Services anywhere outside the United States,21 and (iii) reserve jurisdiction over other energy-related, non-utility, activities of Non-Utility Subsidiaries outside the United States, pending completion of the record.

     1.14 Payment of Dividends Out of Capital and Unearned Surplus and
          ------------------------------------------------------------
Acquisition, Retirement or Redemption of Securities. AER also proposes, on
---------------------------------------------------
behalf of itself and each of its current and future non-exempt Non-Utility Subsidiaries that such companies be permitted to pay dividends out of capital and unearned surplus and/or acquire, retire, or redeem securities that AER or any Non-Utility Subsidiary has issued to any associate company, to the extent permitted under applicable corporate law and the terms of any applicable credit or security agreements.

     AER anticipates that there will be situations in which it or one or more Non-Utility Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if AER (directly or indirectly through an Intermediate Subsidiary) purchases all of the stock of an EWG or FUCO, and following such acquisition, the EWG or FUCO incurs non-recourse borrowings some or all of the proceeds of which are distributed to the Intermediate Subsidiary as a reduction in the amount invested in the EWG or FUCO (i.e., return of capital), the Intermediate Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to AER for possible distribution to Alliant Energy.

     Similarly, using the same example, if an Intermediate Subsidiary, following its acquisition of all of the stock of an EWG or FUCO, were to sell part of that stock to a third party for cash, the Intermediate Subsidiary would again have


------------------------
20   The Commission has previously authorized substantially similar proposals. See 1999 Financing Order; also see Southern Energy, Inc., Holding Co.
           --- --------------------  -------- ---------------------
Act Rel. No. 27020 (May 13, 1999) (supplemental order amending prior order to permit registered holding company subsidiary to engage in power and gas marketing activities in Canada and reserving jurisdiction over such activities outside the United States and Canada).

21   The Commission has previously authorized substantially similar proposals. See 1999 Financing Order; also see Columbia Energy Group, et al.,
           --- --------------------  -------- -----------------------------
Holding Co. Act Release No. 26868 (May 6, 1998); and Cinergy Corp., Holding Co.
                                                     -------------
Act Release No. 26662 (February 7, 1997).

substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds.

     Further, there may be periods during which unrestricted cash available for distribution by AER or another Non-Utility Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.

     Finally, even under circumstances in which a Non-Utility Subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

     Likewise, AER or any Non-Utility Subsidiary may also wish to utilize freely distributable cash to acquire, retire or redeem any securities of which it is the issuer that are held by any associate company. Such transactions, which are not exempt under Rule 42, are a means to reduce the capitalization of a company and serve essentially the same purpose as a dividend paid out of capital or unearned surplus.

     AER, on behalf of itself and each current and future non-exempt Non-Utility Subsidiary represents that it will not declare or pay any dividend and/or acquire, retire or redeem any securities of which any such company is the issuer that are held by an associate company out of capital or unearned surplus in contravention of any law restricting the payment of dividends or the terms of any credit or security agreements.22

     1.15 Investments in EWGs and FUCOs. Alliant Energy requests authority
          -----------------------------
to use the proceeds of authorized financing and Alliant Energy Guarantees to make investments in EWGs and FUCOs in an amount which, when added to Alliant Energy's existing "aggregate investment," would not exceed $1.75 billion. Based on Alliant Energy's "aggregate investment" as of June 30, 2001 (approximately $355.5 million), this would enable Alliant Energy to make incremental investments in EWGs and FUCOs of about $1.39 billion.

     Alliant Energy has completed the record in this proceeding with respect to its request for an increase in its "aggregate investment" to an amount that is equal to 100% of Alliant Energy's average consolidated retained earnings, as defined under Rule 53, at any point in time. As of June 30, 2001, Alliant Energy's four quarter average consolidated retained earnings was approximately $805.7 million. Accordingly, Alliant Energy requests that the Commission issue an order authorizing it to have an "aggregate investment" equal to 100% of


------------------------
22   The Commission has previously authorized substantially similar proposals. See 1999 Financing Order; also see NiSource Inc., Holding Co. Act
           --- --------------------  -------- -------------
Release No. 27265 (Nov. 1, 2000).

"consolidated retained earnings" and reserve jurisdiction over Alliant Energy's request for a greater "aggregate investment" pending completion of the record.

     Alliant Energy believes that, at this stage of the restructuring of the electric industry both in this country and abroad, it is critical that it have greater flexibility to invest in EWGs and FUCOs in order to create maximum shareholder value. In this country, many utilities are divesting generation assets, creating expansion opportunities for Alliant Energy outside of the Utility Subsidiaries' service territories. In this connection, Alliant Energy made a strategic decision to seek to expand the scope and size of its commodity services business.23

     Alliant Energy anticipates using a significant portion of the additional requested authority to invest in domestic EWGs. These projects have become increasingly attractive and important to Alliant Energy's strategic operations as a result of industry restructuring encouraged by the FERC, the implementation of the Energy Policy Act of 1992 ("Energy Policy Act"), state legislatures, and state regulatory authorities.

     The achievement of this goal would be facilitated by Alliant Energy having greater flexibility to purchase generating assets outside of the Utility Subsidiaries' service territories. Because of the integration requirements of the Act, the generating assets that Alliant Energy may seek to acquire would likely need to be qualified as EWGs. Outside of the United States, investment opportunities exist due to privatizations being pursued by various foreign governments as well as an expanding need for new electricity generating resources in emerging markets. Any "utility assets" that Alliant Energy seeks to acquire outside of the United States would likely need to be qualified either as EWGs or FUCOs.

     All of Alliant Energy's present investments in FUCOs are structurally segregated from the Utility Subsidiaries, a policy that would also apply to any prospective investments in EWG's. No Utility Subsidiary has extended credit or sold or pledged its assets directly or indirectly to any FUCO, and the indebtedness of Alliant Energy's existing FUCO projects is not otherwise recourse to any Utility Subsidiary. Alliant Energy will not seek recovery through higher rates to the Utility Subsidiaries' utility customers in order to compensate Alliant Energy for any possible losses that it may sustain on investments in EWGs or FUCOs or for any inadequate returns on such investments.

     Alliant Energy has obtained letters or, in one case, an order from each of the four public service commissions that have jurisdiction over the rates and service of the Utility Subsidiaries certifying that such commissions have the authority and resources to protect ratepayers of the Utility Subsidiaries from the effects of Alliant Energy's investments in EWGs and FUCOs, and that they intend to exercise such authority. These determinations are filed herewith as Exhibits H-1, H-2, H-3 and H-4, were predicated upon Alliant Energy's proposal to increase its "aggregate investment" in EWGs and FUCOs to 100% of its "consolidated retained earnings." Alliant Energy is seeking (and in one case has obtained) new determinations from each of the four public service commissions


------------------------
23   Alliant Energy's commodity services business consists of both generation assets and energy marketing operations.

predicated upon an "aggregate investment" limit of $1.75 billion and intends to file such determinations as Exhibits H-5, H-6, H-7 and H-8.

     Alliant Energy's request for a higher "aggregate investment" limit is warranted for all of the following reasons:

     o With the passage of the Energy Policy Act, Congress recognized that investment in generation projects, apart from those owned or operated by vertically-integrated public utilities, is consistent with the efficient operation of a registered public-utility holding company system such as Alliant Energy's. Congress created an exemption for EWGs in order to promote such investment.

     o Since the passage of the Energy Policy Act and the April 24, 1996 adoption of FERC Order 888, which provides for electric power transmission service on a nondiscriminatory basis, "functionally unbundled" from power generation, there has emerged a vigorous United States (and North American) energy market where all domestic operating generating plants have transmission access to wholesale and retail markets.

     o Since the passage of the Energy Policy Act, AER has developed an energy trading and marketing joint venture called Cargill-Alliant LLC ("Cargill-Alliant") apart from its traditional pubic-utility operations, which greatly lessens the risk of investment in EWGs.

     o Since the passage of the Energy Policy Act, several states (including Illinois) have effectively restructured electric power service in order to provide for the generation and sale of electric power through market competition rather than exclusively through vertically integrated, rate-regulated, public-utility companies. This restructuring has resulted in new opportunities for marketing electric power generated by EWGs.

     o A substantial demand exists for ownership and operation of generation divested from public utility systems in many States.

     o A substantial increase in the value assigned to reliability has developed in the wake of recent and anticipated capacity shortages in California and the Northeast, with impacts that extend well beyond those regions.

     o A substantial demand exists for new generating capacity both within the United States and globally.

     o Since the enactment of the Energy Policy Act, a substantial international energy market has emerged. Effective participation within this market requires substantial portfolio diversification among types of projects and among countries and investment at levels sufficient to secure the advantages of economies of scale.

     o The additional authority sought herein will enable Alliant Energy to pursue growth opportunities consistent with the Energy Policy Act and Alliant Energy's goal of growing shareholder value at a faster growth rate than would occur solely as a result of Alliant Energy's regulated public-utility operations. Alliant Energy seeks thereby to minimize its overall cost of capital.

     o Alliant Energy's investments to date in FUCOs have been on a diversified basis, and have given Alliant Energy experience in operating in deregulated energy markets.

     Thus, in view of the current limitations on financing capacity under the Rule 53(a)(1), Alliant Energy requests that the Commission issue an order pursuant to Rule 53(c) under the Act to waive the investment limitation contained in Rule 53(a)(1), as applied to Alliant Energy, so that Alliant Energy may utilize the proceeds of the authorized financings and guarantees authorized by the Commission in this proceeding and in File Nos. 70-9317 to make investments in EWGs and FUCOs up to the proposed EWG/FUCO Investment Limitation. As demonstrated in Item 3, Alliant Energy satisfies the applicable standards under Rule 53(c) for the relief requested herein.

          1.15.1  Description of Current Portfolio of Projects. Alliant
                  --------------------------------------------
Energy, through subsidiaries of AER, currently holds interests in various foreign electric generation and distribution utility companies that have been certified as FUCOs. Alliant Energy does not hold an interest in any EWG at this time, but is investigating several potential investments. The largest concentration of Alliant Energy's foreign investments is in Brazil, followed by New Zealand and Australia. Alliant Energy has also made relatively small investments in China and Mexico. As indicated, at June 30, 2001, Alliant Energy's "aggregate investment" in all of these entities was approximately $355.5 million. A brief description of these projects, by country, follows:

               (a)  Brazil. In January 2000, AER acquired a non-controlling
                    ------
interest in four Brazilian electric utilities that serve over 820,000 customers. As part of this investment, AER acquired a 49.1% ownership interest in Companhia Forca e Luz Cataguazes-Leopoldina ("Cataguazes"), which holds a majority interest in another electric utility company, Companhia de Electricidade de Nova Friburgo S.A. ("CENF"), and in an energy development company, Energisa S.A. ("Energisa"). As part of the same investment, AER also acquired a 45.6% interest in Energisa itself, which holds majority stakes in two other regulated utilities, Empresa Energetica de Sergipe S.A. ("Energipe") and Companhia Energetica de Borborema S.A. ("CELB").

     In January 2001, AER indirectly purchased a 49% interest in Sociadade Anonima da Electrificiacao da Paraiba ("SAELPA"), which serves more than 760,000 customers in the state of Paraiba, Brazil, where one of the Cataguazes distribution companies (CELB) is already located, surrounded by SAELPA. The SAELPA acquisition had been an agreed-upon target of the Alliant Energy/

Cataguazes joint business plan and nearly doubled the Cataguazes customer base to 1.6 million customers in the fastest-growing Northeastern region of the country.24

     Additionally, AER, through Alliant Energy International, Inc., has agreed to participate with Cataguazes in developing two gas-fired generation plants in Brazil. The first, Usina Termeletrica Juiz de Fora S.A., is an 82 MW simple cycle plant that is scheduled to go in service in November 2001, and to be upgraded to 103 MW as a combined cycle plant by December 2002.25 The second, TermoSergipe S.A., is a 90 MW co-generation plant that is under development and scheduled to go in service by January 2003.

               (b)  New Zealand.26  AER indirectly holds investments in two
                    -----------
FUCOs operating in New Zealand. AER owns 17.4% of the common stock of TrustPower Limited, which serves approximately 220,000 electric customers throughout New Zealand, supplying half of its load from its own hydroelectric and wind generation assets. In addition, AER indirectly owns approximately 10.2% of the common stock of Infrastructure & Utilities NZ Limited ("Infratil"), a New Zealand utility and infrastructure company. Infratil owns 26% of TrustPower.

               (c)  Australia.27  AER indirectly owns 69.5% of Southern
                    ---------
Hydro Partnership, which owns and operates hydroelectric generating assets in Australia with an aggregate generating capacity of 479 MW. These assets represent approximately 6% of the State of Victoria's total electricity generation capacity.

               (d)  China. AER indirectly holds investments in seven
                    -----
different generating projects in China, of which four are in operation, as follows:

          JIES Power and Heat Co. Ltd. 28 - AER indirectly owns a 50% interest
          ---------------------------
in JIES Power and Heat Co. Ltd. ("JIES"), a Chinese limited liability company that owns a co-generation plant consisting of three coal-fired 12 MW generating units. JIES supplies electricity and steam to the local municipal government which, in turn, sells and distributes the steam and power to various customers.

          TIES Heat & Power Co. Ltd. 29 - AER indirectly owns a 30% interest in
          -------------------------
Tongxiang TIES Heat & Power Co. Ltd. ("TIES"), a Chinese limited liability company that owns and operates a co-generation plant consisting of two coal-fired 12 MW generating units. TIES supplies electricity and steam to the local municipal government, which, in turn, sells and distributes the steam and power to various customers.


------------------------
24   See Form U-57 filed by Alliant Energy on January 30, 2001 (File No.
073-00091).

25   See Form U-57 filed by Alliant Energy on January 30, 2001 (File No.
073-00091).

26   See Form U-57 filed by Alliant Energy on August 20, 1999 (File No.
073-00091).

27   See Form U-57 filed by Alliant Energy on October 13, 1999 (File No.
073-00091).

28   See Form U-57 filed by IES Industries, Inc. (now, Alliant Energy
Corporation) on January 3, 1997 (File No. 073-00053).

29   See Form U-57 filed by Alliant Energy on July 30, 1999 (File No.
073-00091).

          Peak Pacific Investment Co. Ltd. and Subsidiaries - AER indirectly
          -------------------------------------------------
owns a 83% interest in Peak Pacific Investment Co. Ltd. ("Peak"), a Singapore project development company focused upon the combined heat and power market in China. Peak, in turn, holds interests in five generating subsidiaries, as follows:

               1.   Jinan Yaqing Heat and Power Co. Ltd. Peak owns 66.5% of
                    -----------------------------------
Jinan Yaqing Heat and Power Co. Ltd. ("Jinan"), which owns a 6 MW coal-fired generating unit and related steam production equipment. Jinan will sell electricity to the Jinan City Power Supply Bureau. The steam produced will be sold to the Jinan Development Zone Heat and Power Plant Industrial Company.

               2.   Shijiazhuang Chengfeng Heat and Power Co. Ltd. Peak owns a
                    ---------------------------------------------
70% interest in Shijiazhuang Chengfeng Heat and Power Co. Ltd. ("Zhengding"), which is currently constructing a coal-fired cogeneration facility that will produce and supply both electricity and thermal energy. The generating facilities will consist of two 12 MW units. Completion of the facility is scheduled in 2001. Zhengding will sell electricity to the Zhengding County Sandianban. The steam produced will be sold to the Zhengding County Supply Company.

               3.   Henan Yongfeng Electric Power Co. Ltd. Peak owns a 70%
                    -------------------------------------
interest in Henan Yongfeng Electric Power Co. Ltd. ("Gongyi I"), which owns a 50 MW generating unit, the output of which is sold to the Gongyi Power Supply Company and the Henan YongAn Aluminum & Power Group Co. Ltd.

               4.   Henan Anfeng Electric Power Co. Ltd. Peak owns 70% of Henan
                    -----------------------------------
Anfeng Electric Power Co. Ltd. ("Gongyi II"), which owns a 50 MW generating unit, the output of which will be sold to the Gongyi Power Supply Company and the Henan YongAn Aluminum & Power Group Co. Ltd.

               5.   WuAn Peak Heat and Power Co. Ltd. Peak owns a 70% interest
                    --------------------------------
in WuAn Peak Heat and Power Co. Ltd. ("WuAn"), which owns three coal-fired co-generation units having a combined 24 MW capacity, with an additional 12 MW unit under construction. WuAn sells electricity to the Handan Power Supply Company under a 20-year take-or-pay off-take agreement. Steam is sold to WuAn City Heating Company.

          Peak also has two additional projects in advanced stages of development representing 104 MW of capacity. Additional projects in China are under development which could represent $50-$100 million of additional investment.

               (e)  Mexico. AER indirectly owns 100% of Alliant Energy
                    ------
Servicios de Mexico, S. de R.L. de C.V. ("Servicios") and Alliant Energy Operaciones de Mexico, S. de R.L. de C.V. ("Operaciones"), which are both organized in Mexico.30 Servicios and Operaciones have entered into agreements to operate the electrical distribution facilities of a non-affiliated company that serves a resort community known as Laguna del Mar, located in Puerto Penasco, Sonora, United Mexican States.

               (f)  Other Foreign Projects. Through a wholly-owned
                    ----------------------
subsidiary, Alliant Energy has invested, together with other unaffiliated investors, in a portfolio of small electricity generation projects fueled primarily from renewable energy resources that are located in emerging foreign markets. These projects will consist primarily of generating units in excess of 7 MW (net) and may also include related energy conservation and efficiency equipment. These projects will be developed in any of the emerging market nations eligible for International Finance Corporation financing which sponsors the Renewable Energy and Energy Efficiency Fund ("REEF"). The lead manager for the REEF is Energy Investors Fund. AER has invested or committed to invest approximately $15 million in REEF.

          1.15.2  Potential Investments in Additional Exempt Projects. Alliant
                  ---------------------------------------------------
Energy intends to make substantial investments in EWGs (both domestic and foreign) and FUCOs and other independent power projects in order to expand the commodity services portion of its business, to augment uncertain growth in its domestic utility business, to diversify its asset portfolio, and to gain greater experience in operating in unregulated energy markets.

     Alliant Energy has developed a strategy which requires it to expand the commodity services portion of its business. The commodity services business includes the generation and marketing of electricity. Alliant Energy has concluded that, in order to remain competitive in the rapidly evolving electric commodity markets, it must increase the size and scale of its commodity services business in order to gain the economies to defray the necessary, but significant, infrastructure costs. Moreover, Alliant Energy believes that this focus on the commodity services business is consistent with its demonstrated strengths in owning and operating electric generating plants on a low-cost basis. In addition, in order to expand its electricity marketing business, Alliant Energy believes that it will be necessary to acquire additional physical assets outside of the Utility Subsidiaries' existing service territories to support its marketing position. The assets that it acquires outside of the service territories of the Utility Subsidiaries but within the United States may need to be qualified as EWGs and, as such, will be subject to the Rule 53 investment limitations.

     Investments in EWGs and FUCOs will enable Alliant Energy to continue to expand its business despite uncertain growth prospects in the service territories of the Utility Subsidiaries. Present projections indicate that the Utility Subsidiaries will continue to fund their operations and their construction expenditures primarily from internal sources of cash and sales of senior securities. Thus, acquisitions of EWGs and FUCOs present Alliant Energy with the opportunity to continue to grow through reinvestment of retained earnings in an industry sector in which Alliant Energy has more than a century


------------------------
30   See Forms U-57 filed by Interstate Energy Corporation on May 17, 1999
(File No. 073-00091).

of experience, while at the same time diversifying overall asset risk. In this connection, Alliant Energy's recently announced plans to invest in expanded generation within its existing service territory (1,200 MWs in Iowa over the next 10 years and 800 MWs in Wisconsin over a similar time frame, representing up to $2.5 billion in capital expenditure) is also expected to be made through EWG subsidiaries rather than through the Utility Subsidiaries.

     Alliant Energy's intended portfolio will be diversified by region and operating assets and, therefore, will have an increased potential for revenue growth and be less susceptible to adverse effects from any one particular market. Alliant Energy believes that its investments in EWGs and FUCOs will give Alliant Energy a larger and more diversified base for raising equity capital for future growth and expansion. Thus, investments in EWGs and FUCOs will help Alliant Energy remain competitive as competition increases in the United States electric utility industry. Such investments in EWGs and FUCOs will not have a negative effect on Alliant Energy's ability to make any additional equity investments in the Utility Subsidiaries that may be required in the future.

     Outside of the United States, Alliant Energy has and will likely continue to pursue investments in utility systems in regions such as South America, China, Australia and New Zealand. Alliant Energy believes that the creation and maintenance of value for its shareholders will depend on the Utility Subsidiaries' ability to continue successfully to operate their core business in the United States as that business becomes subject to increasing competition. Alliant Energy believes the experience it develops in markets that are already largely deregulated will ultimately help the long-term success of its core business. Alliant Energy expects that the experience gained from conducting business in these markets will provide Alliant Energy with greater insights into the market structures that produce efficient and equitable results for consumers and shareholders. These enhanced insights, in turn, will assist Alliant Energy and the Utility Subsidiaries effectively to shape and respond to the restructuring of the electric industry in the United States. Less obvious are the opportunities to exchange generation and commodity marketing technology across borders, whether distributed generation into markets where transmission is at a premium (China, Australia), hydro generation construction and operation know-how (including Brazilian small hydro plants and Australian large hydro peaking systems) where these might be effectively deployed, and wholesale electricity trading and hedging skills (including the Cargill-Alliant joint venture and the Southern Hydro partnership).

     Specific uses of the expanded investment authority cannot be determined at this time. Although the potential opportunities for EWG and FUCO investment are numerous, until the authority is received, firm commitments cannot be made to acquire or develop any specific Project that requires Alliant Energy financing or credit support. Importantly, even with a higher "aggregate investment" limit, Alliant Energy will still have to be selective in its investment choices. At this time, Alliant Energy is considering both domestic and foreign projects. As noted above, selected projects will have been thoroughly evaluated using Alliant Energy's Capital Control Process, which is described below in Item 3.3.1.

     1.16 Certificates of Notification. Alliant Energy proposes to file
          ----------------------------
certificates of notification pursuant to Rule 24 that report each of the transactions carried out in accordance with the terms and conditions of and for the purposes represented in this Application or Declaration. Such certificates would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the reporting period:

          (a) Any sales of any Common Stock by Alliant Energy, the purchase price per share and the market price per share at the date of the agreement of sale;

          (b) The total number of shares of Common Stock issued or issuable under options granted during the quarter under Alliant Energy's benefit plans or otherwise;

          (c) If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror;

          (d) The amount and terms of any Preferred Stock, Long-term Debt or other forms of preferred or equity-linked securities issued by Alliant Energy, directly or indirectly through a Financing Subsidiary, during the quarter;

          (e) The amount of any Alliant Energy Guarantee or Non-Utility Subsidiary Guarantee issued during the quarter, and the company on whose behalf such guarantee was issued;

          (f) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments;

          (g) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter;

          (h) The amount and a description of any Energy Assets acquired during the quarter;

          (i) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing;

          (j) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in financing transactions authorized in this proceeding during the quarter.31


------------------------
31   Any of the information described in items (a) through (j) that is provided under the 1933 Act or the 1934 Act may be incorporated by reference into the Rule 24 certificate.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

     The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at $20,000. The above fees do not include underwriting fees and other expenses that would be incurred in consummating specific financings, credit support arrangements, asset or stock acquisitions, or other transactions covered hereby, the amount of which cannot be estimated at this time. The Applicants represent that such fees and expenses will not exceed 5% of the proceeds of any financing or of the face amount of any credit support arrangement or of the consideration paid in connection with any acquisition.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     3.1  General. Sections 6(a) and 7 of the Act are applicable to the
          -------
issuance and sale of Common Stock, Preferred Stock, Long-term Debt and other forms of preferred and equity-linked securities by Alliant Energy or a Financing Subsidiary, and to Interest Rate Hedges, except to the extent that they may be exempt under Rule 52, and to Anticipatory Hedges. Section 12(b) of the Act and Rule 45(a) are applicable to the issuance of Alliant Energy Guarantees and Non-Utility Subsidiary Guarantees, to the extent not exempt under Rules 45(b). Sections 9(a)(1) and 10 of the Act are also applicable to Alliant Energy's or any Non-Utility Subsidiary's acquisition of the equity securities of any Financing Subsidiary or Intermediate Subsidiary, as well as to the acquisition of Energy Assets or the securities of companies substantially all of whose assets consist of Energy Assets, the acquisition, retirement or redemption securities held by any associate company of the issuer, and the energy-related activities of Non-Utility Subsidiaries outside the United States. Section 12(c) of the Act and Rule 46 are applicable to the payment of dividends from capital and unearned surplus by any Non-Utility Subsidiary. Section 13(b) of the Act and Rules 80 - 92 are applicable to the sale of services and goods among Non-Utility Subsidiaries. Section 32 and Rules 53(c) are applicable to Alliant Energy's request for an increase in the amount of financing proceeds that it may invest in EWGs and FUCOs.

     3.2  Compliance with Rules 53 and 54. The transactions proposed herein
          -------------------------------
are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

     Rule 53(a)(1): Currently, Alliant Energy's "aggregate investment" in EWGs and FUCOs is approximately $355.5, or approximately 44.1% of Alliant Energy's "consolidated retained earnings" for the four quarters ended June 30, 2001 ($805.7 million).

     Rule 53(a)(2): Alliant Energy will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Alliant Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. GAAP. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): Alliant Energy will submit a copy of the Application or Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of Alliant Energy's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

     In addition, Alliant Energy states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b).

     3.3  Standards of Rule 53(c). Rule 53(c) provides that, in connection
          -----------------------
with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph (a) or (b) of Rule 53 must "affirmatively demonstrate" that such proposal:

          will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

          will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

     The Commission has held that these same tests apply to a registered holding company when it seeks authorization to finance FUCO acquisitions.

     As demonstrated below, the issuance of securities by Alliant Energy to finance investments in EWGs and FUCOs in an amount up to the proposed EWG/FUCO Investment Limitation will not result in any such adverse impacts, for all of the following reasons:

     o Alliant Energy subjects potential investments in EWGs and FUCOs to a series of project review screens designed to identify risks before any funds are committed. Once funds have been invested, Alliant Energy closely monitors project performance and uses a variety of techniques to mitigate specific risks. More generally, Alliant Energy's portfolio diversification approach serves to mitigate the risks presented by any single project.

     o Wherever practicable, Alliant Energy finances project investments with non-recourse debt and available cash, including cash that has been raised by Alliant Energy on the basis of the unrealized appreciation in the value of its significant minority ownership position in McLeodUSA Incorporated ("McLeod"), an ETC, which has enabled Alliant Energy to fund its investments in the Brazilian electricity sector.

     o Alliant Energy has a successful track record in developing foreign projects.

     o Credit ratings and other indicators attest that Alliant Energy and the Utility Subsidiaries are in sound financial condition. Importantly, the Utility Subsidiaries are not expected to need any funds from Alliant Energy in order to finance their capital requirements through at least 2005. In fact, Alliant Energy projects that new investment in generating assets in its four-state area will be made primarily through EWGs, and not the Utility Subsidiaries.
                            ---

     o Just as with its existing investments, Alliant Energy will prudently finance new investments in a manner that will preserve the financial integrity of Alliant Energy and the Utility Subsidiaries. Alliant Energy has developed a comprehensive financial model addressing the expected financing and likely impacts of the proposed new investments, the results of which indicate that the financial performance of Alliant Energy will be enhanced without undermining the financial integrity of the Utility Subsidiaries. In this connection, Alliant Energy asked Merrill Lynch to perform a credit analysis focusing on the impact of financing by Alliant Energy on a recourse basis of additional investments in EWGs and FUCOs in the next five years. On the basis of and subject to the matters set forth or referred to in its letter dated April 5, 2001, Merrill Lynch was of the view that, as of such date, the credit ratings of Alliant Energy and the Utility Subsidiaries would not be expected to fall below investment grade due to the increased investments contemplated in this Application or Declaration. Finally, Alliant Energy has represented that it will maintain a rating for all Long-term Debt that is at least investment grade.

     o The Utility Subsidiaries and their customers will remain insulated from the direct effects of Alliant Energy's project investments. In the first place, the Utility Subsidiaries will continue to have no involvement in financing the acquisition of any EWG or FUCO, except potentially in connection with the transfer of existing generating facilities owned by them to EWG affiliates in accordance with state restructuring requirements. Second, any transfer of such assets to EWG status will conform to the requirements of Section 32 of the Act, including the requirement in Section 32(c) for specific findings from Alliant Energy's state commissions. And third, Alliant Energy has represented that it will not seek recovery through higher rates to the Utility Subsidiaries' customers for any losses or inadequate returns from project investments.

     o Alliant Energy will meet with the commissioners and staff of the Wisconsin, Iowa, Minnesota and Illinois commissions, and obtain letters from such commissions stating that, based on the commitments of Alliant Energy and subject to the qualifications referred to or stated therein, Alliant Energy's request for increased "aggregate investment" limit will not have an adverse impact on their ability to protect the Utility Subsidiaries or their retail customers.

          3.3.1  Project Review Procedures/Risk Mitigation Techniques.
                 ----------------------------------------------------
Alliant Energy has adopted a comprehensive Capital Control Process to evaluate all new business opportunities, including potential investments in EWGs and FUCOs. Investments in EWGs and other independent power production facilities, particularly foreign EWGs and FUCOs, involve a variety of risks that historically have not been present in the traditional, regulated, electric utility industry in this country. Alliant Energy's Capital Control Process, which reflects pre-Merger best practices, identifies and addresses (i.e., limits and/or mitigates) these risks as they relate to both domestic and, more significantly, foreign projects. Following is a discussion of these procedures and risks.

               (a)  The Project Review Process. Every potential EWG (both
                    --------------------------
domestic and foreign) and FUCO investment opportunity (a "Project") considered by Alliant Energy is subjected to several stages of formal review to ensure both the alignment of the Project with Alliant Energy's strategic objectives and the appropriate assessment of the risks and rewards for the Project. This process is documented in Alliant Energy's Capital Control Process, which applies to the review of all new business opportunities, not solely to Projects. The Capital Control Process includes a detailed framework by which each phase of a Project's development cycle is analyzed. This process has been reviewed and approved by Alliant Energy's executive management and has been reviewed by Alliant Energy's Board of Directors.

     Initially, at the conceptual stage in the assessment of a proposed Project, Alliant Energy, in conjunction with the Capital Control Process staff, must make a preliminary determination as to whether the Project is consistent with Alliant Energy's strategic objectives and whether the Project's risk to rewards ratio will be acceptable. If deemed to be consistent with Alliant Energy's strategic objectives and the results of the initial evaluation of the Project's risks to rewards ratio are acceptable, then the same parties are responsible for the preparation of a business concept document for the Project. The business concept document must address, at a minimum, a description of the business, the strategic fit with Alliant Energy's objectives, a preliminary market assessment, a description of the Project's competition, an initial financial analysis, critical success factors, risks, and exit strategies. Upon the completion of the business concept document, the Business Unit Management Team, comprised of top executives of Alliant Energy, must review it and make a determination that the Project is consistent with Alliant Energy's corporate strategic objectives, and, given the identified risks, has the requisite earnings potential to merit further review and development of a business case.

     After Business Unit Management Team approval of the business concept, Alliant Energy, with the assistance of the applicable AER business unit staff, will develop a comprehensive business case for the Project. This business case, along with the results of the due diligence and risk assessment process performed in connection with the development of the business case, is to form the basis upon which the Alliant Energy Executive Review Committee and the

Alliant Energy Board of Directors will consider the approval of the proposed investment in the Project. The business case is to be a comprehensive identification and analysis of the strategic, market, operational, and financial components of the Project. In addition to an assessment of the Project, it will also include the identification of an exit strategy and identify initial Project implementation steps. Its scope will be driven by the size, complexity, and risk associated with the Project.

     As noted above, during the business case development phase of the Project review process, Alliant Energy will perform detailed Project due diligence and risk assessment using cross-functional Project Teams to identify and assess the major technical, financial, commercial, legal/regulatory and political risks associated with a particular Project, as well as potential mitigating factors. Those on the Project Team are responsible for conducting or assuring the adequacy of due diligence for a Project; they will work in conjunction with appropriate advisors, e.g., engineers, accountants, attorneys, investment bankers, in evaluating a Project. The Project Teams will be comprised of Alliant Energy personnel and other supporting personnel. Such supporting personnel may include outside consultants.

     Upon completion of the business case, a summary of the findings as well as a recommendation on whether, and if so, how, to proceed will be presented to the Alliant Energy Executive Review Committee. Upon approval by the Alliant Energy Executive Review Committee, the investment will be assessed against pre-approved Board investment criteria to determine the level of additional approvals, if any, that may be required. Depending on the magnitude of the investment in a Project, full Board approval may be necessary.

     The above process applies to all new Alliant Energy businesses including both foreign and domestic Projects. Due to the special risks associated with foreign Projects, additional factors are considered. Before Alliant Energy makes any investment in a foreign country, the business case must include an analysis of country risk, which will be presented to and reviewed by the Alliant Energy Board of Directors. The analysis includes a review of the political and economic stability of the particular country, the government's commitment to private power, the extent to which there is a free market economy, the extent to which there is a developed local banking system, the legal and regulatory framework for private investment in electric or gas facilities, the local business support for long-term investment of private capital, currency conversion and repatriation, and the potential for future partial sales of the investment interest to other investors.32


------------------------
32   It should be noted that Alliant Energy's Capital Control Process may, in many cases, be replicated by the lenders who agree to provide construction or permanent debt financing on a non-recourse basis for a Project, since repayment of that debt will depend solely upon the success of a Project. Project debt maturities are commonly long-term, meaning that the lenders' exposure to the risks of a Project extends for many years after closing or completion of construction. Project debt instruments customarily contain a requirement for the establishment of plant overhaul or utility system maintenance, debt service and other funded reserves, all of which are designed to preserve the asset and protect the financial performance of the Project against interruptions in revenues and other contingencies.

               (b)  Risk Mitigation Measures. For all Projects, Alliant
                    ------------------------
Energy will carefully and systematically evaluate the potential risks of a Project in connection with the development of the business case before Alliant Energy funds are committed. The risks evaluated include those discussed below. At the outset, Alliant Energy would note that the various risks identified below relating to Projects, generally, and foreign Projects, in particular, can be mitigated in appropriate cases through partnering with other entities. Moreover, partnering may enable Alliant Energy to spread development costs as well as risks, and to draw upon the resources and experience of others, in determining what Projects to pursue.

                    (1)  Operating Risks. Alliant Energy limits Project
                         ---------------
development efforts to technologies and industries with which it has existing competencies such as electric generation and the transmission and distribution of electricity and gas. Due diligence review of operating assumptions relating to a Project, including those relating to fuel supply and environmental effects, will be carried out by Alliant Energy personnel with experience in the technology being evaluated, supplemented as appropriate by the use of outside technical consultants. Where possible, the risk of changes in the price of fuel will be passed through to the purchaser of electricity under the negotiated terms of a long-term power sales agreement. Other operating risks may, as appropriate, be mitigated by equipment warranties and by casualty, business interruption and other forms of insurance. Further, operating risk may be mitigated in some instances by Alliant Energy's direct participation in the administration and operation of a Project; such direct involvement may enhance Alliant Energy's ability to identify and address developing and existing problems on a timely basis.

                    (2)  Construction Risks. As discussed below, in the foreign
                         ------------------
sector, Alliant Energy expects to focus on existing Projects as opposed to so-called "greenfield" projects. As a consequence, construction risks will not be a significant issue for most foreign Projects that Alliant Energy pursues. To the extent issues regarding construction risks arise, such risks are commonly mitigated by fixed-price contracts with milestones and performance guarantees (e.g., guaranteed heat rates and availability factors), backed by appropriate levels of liquidated damages. The creditworthiness and track record of the construction contractor is an important consideration in this regard. In those cases where Alliant Energy may serve as its own general construction contractor, it will look to pre-negotiated cost and damage provisions from sub-contractors, including, without limitation, equipment vendors, to protect against performance shortfalls, cost overruns and schedule delays.

                    (3)  Commercial Risks. In competitive power markets
                         ----------------
electricity prices are determined by the economic laws of supply and demand. Accordingly, Alliant Energy will conduct extensive investigations of the electricity markets in which Projects operate, either foreign or domestic. With respect to an EWG, Alliant Energy will seek to ensure that the EWG will be capable of providing electricity at competitive rates in a non-regulated environment. Alliant Energy will also assess the underlying economic parameters in specific markets to assure that there will be sufficient demand for the output of the EWG. In the past, most independent power projects have relied on or have had the ability to arrange a power purchase sales agreement for the entire output of a facility with a single power purchaser, normally the local utility company. Such commitments minimize the risk of variation in revenues, assuming that a facility meets expected operations. However, in the future it will likely not be possible to rely heavily on these types of agreements.

Moreover, even where there is or where it is possible to arrange such a commitment, Alliant Energy may make an assessment of the creditworthiness of the power purchaser over the life of the Project and may seek to have a contingency plan in the event of defaults. Moreover, Alliant Energy will analyze the commitment to determine how it may be affected by operations, changes in regulatory law or other legal requirements, or other factors.

                    (4)  Financial Risks. Alliant Energy will seek to mitigate
                         ---------------
the financial risks of Projects in a variety of ways. Generally, it will seek to secure the maximum amount of permanent debt financing for Projects that is available at reasonable cost and that is, by its express terms, non-recourse to Alliant Energy. Non-recourse debt of a Project that is secured solely by its assets and revenues, and creditors have no ability to seek repayment upon default from Alliant Energy. This method of financing ensures that Alliant Energy's exposure to any Project is limited to the amount of its equity commitment, and that the Utility Subsidiaries would bear no risk of a Project's failure or financial distress.33 In addition to the expected non-recourse nature of most Project debt financing, Project debt is carefully structured to meet, or match, the characteristics of the particular Project. For example, when the value of a Project depends on a long-term, fixed-price, power purchase agreement, the Project debt may be designed to be of a similar term, with scheduled debt payments covered by fixed charges (usually the capacity payment component in the contract). On the other hand, where there is no long-term, fixed source of revenue, the percentage of non-recourse debt financing should be smaller, so that financial risk is not increased by excessive debt levels.

                    (5)  Interest Rate Risk. A specific financing risk is the
                         ------------------
potential variability of interest rates. Interest rate variability can be addressed, in part, by borrowing on a fixed-rate basis or by purchasing financial instruments that fix or cap variable interest rates. The effects of interest rate volatility can be mitigated principally through two strategies: hedging and diversifying. Hedging techniques that Alliant Energy may utilize would limit the impact that rising interest rates have on floating rate debt instruments. Diversification implies that liabilities will be spread among short- and long-term debt instruments, as well as fixed and floating interest obligations.

                    (6)  Foreign Currency Exchange Risk. There are several ways
                         ------------------------------
in which Alliant Energy may address the foreign currency exchange risk element, depending on the status of the target country. Initially, Alliant Energy will seek to develop or acquire Projects where there is free convertibility of the local currency into U.S. dollars. In countries that do not have a history of stability in the management of their exchange policy, Alliant Energy may require that part or all of the revenue from a Project be payable in or indexed to hard currency (almost invariably, U.S. dollars). Back-up guarantees or other undertakings by the central government may be available to ensure that the U.S. dollar payments due under a power purchase agreement are actually made available by the central bank or ministry of finance. In other cases, some or all of the non-recourse Project debt may be borrowed in the same currency as the Project's revenues, thereby ensuring a match between debt service obligations and


------------------------
33   However, from time to time in the future, Alliant Energy may agree to provide guarantees in connection with Project financings.

operating income. Where available, long-term currency swaps would provide a further hedging option for the equity component of the investment.

                    (7)  Legal Risks. Legal risks will be addressed by careful
                         -----------
review of any investment by legal counsel, including local and international counsel where foreign Projects are concerned. Such legal reviews address regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to utility property, and the obligations inherent in the financing arrangements.

                    (8)  Country Risks. Foreign investment can entail
                         -------------
country-specific risks related to political or economic performance. As indicated above, Alliant Energy thoroughly evaluates country risk before committing to invest in any foreign Project, and attempts to mitigate this risk through a number of measures. Most important, the country review process described above ensures that the political and economic stability of any country has been reviewed at several levels up to and, depending on the level of investment, including Alliant Energy's Board of Directors before any investment occurs. The country analysis also focuses specifically on the country's energy sector and on the government's support for private ownership in that sector.

     In order to mitigate risk, Alliant Energy, as a strategy, will partner with local entities that are experienced in doing business in the host country. Strong local partners can, in some situations, reduce the risk of future expropriation or unfair regulatory treatment. Another mitigating factor is the participation of official or multilateral agencies in a Project. When funds for the Project are supplied by government-sponsored export credit agencies or other governments, or by supranational institutions such as the World Bank, acting through its International Finance Corporation affiliate, the host country has strong incentives not to take actions which would harm the Project's viability. Alliant Energy is currently negotiating three financings with such agencies to meet requirements in Brazil and China.

     Political risk may be addressed through political risk insurance obtained from the Overseas Private Investment Corporation, a United States agency, or the Multilateral Investment Guaranty Agency, a World Bank affiliate, or in the commercial insurance market. Political risk insurance is available to insure the project debt or the return of an investor's equity. One can also insure against outright expropriation, acts of civil violence, or even "creeping" nationalization brought about by punitive regulation. Alliant Energy will analyze the perceived risk and its costs and compare that with the cost of obtaining such insurance and, when such costs associated with such risks exceed the costs of insurance coverage, Alliant Energy will attempt to procure such insurance.

                    (9)  Portfolio Diversification. Alliant Energy recognizes
                         -------------------------
that the risk inherent in any investment cannot be eliminated entirely, even by the most careful approach to project development. However, Alliant Energy believes that diversification of both the type and location of projects can mitigate risk. Accordingly, Alliant Energy will evaluate opportunities across countries and regions of the world. On the other hand, Alliant Energy may balance its diversification strategy with another goal, i.e., to develop regional expertise.

     In the foreign sector, while it is possible that Alliant Energy may invest in "greenfield" Projects, Alliant Energy expects to target acquisitions of generating projects that are already in operation, either from existing private owners or through privatizations. These acquisitions reduce the risk of Alliant Energy's overall business by producing near-term earnings without significant development or construction risk. Moreover, Alliant Energy believes that it can, through the expertise and resources of AER, its subsidiaries and other system companies, improve the operations of many existing generating projects that are available.

          3.3.2  Financial Results and other Benefits of Existing Projects.
                 ---------------------------------------------------------
The majority of the FUCO investments show operational profitability. This profitability, however, is more than offset at the aggregate level by non-operating expense, notably the cost of debt. The interest expense for 2000 totaled $39.9 million for AER's Project portfolio as a whole, as detailed below. The relative youth of AER's FUCO portfolio accounts for this pattern. The newer projects under development, or that have recently started operations, are not yet at full potential in generating revenues. In addition, the interest expenses associated with funding these start-ups drags on the profitability of the portfolio as a whole. The newer acquisitions are in the process of being integrated into a larger, better-run operation in which economies of scale and other synergies are only beginning to be achieved. At year-end 2000, just over 60% of the portfolio could be categorized in this fashion.

     AER's portfolio of FUCO investments is relatively new and relatively small. AER expects that the newer acquisitions and projects will mature and will contribute increasingly to the funding of the FUCO portfolio. After allocation of non-operating expenses, both New Zealand and China showed positive earnings ($2.7 million and $7.9 million, respectively), while Brazil and Australia showed losses ($0.5 million and $0.5 million, respectively). AER anticipates growing profitability and cash flow generation to result from the maturing of the FUCO portfolio. Retained profits from the New Zealand and the older Chinese investments have already been re-deployed in funding our growth overseas. Reduction of the financial leverage associated with this increase in internally generated funds, together with local financing, should assist in reducing the need for financing with recourse to Alliant Energy. Expansion and maturity will also help lower costs and risks, through economies of scale, synergies and collective experience.

     The following are the 2000 earnings/(losses) associated with AER's FUCO investments (expressed in U.S. $ millions):34

                                            Total       AER share
                                            -----       ---------

     Brazil              Catleo              0.03           0.02
                         CENF                2.88           0.83
                         CELB                1.23           0.63
                         Cataguazes         40.35          19.81
                         Energipe            6.42           4.40

     New Zealand         Infratil NZ        15.50           1.58
                         TrustPower         13.39           2.69

     Australia           Southern Hydro      2.66           1.86

     China               Anfeng              2.07           0.97
                         Yonfeng             2.67           1.26
                         JIES                1.39           0.70
                         Jinan              (0.14)         (0.07)
                         Shijazhuang        (0.81)         (0.38)
                         TIES                1.55           0.47

     Net Operating Contribution                            34.77

     Interest Costs                                        39.85
     Foreign Currency Transaction Losses, net               0.64
     Other Expenses / Adjustments                          (1.63)
     Income Tax Expense                                    13.65

     Net Earnings / Losses                                (17.73)

     AER's subsidiary, Alliant Energy International, generated a net loss of $17.7 million in 2000 from investments in FUCOs. Foreign exchange transaction losses in 2000 were mostly associated with our Australian operation ($1.2 million).

     The logic AER's international expansion plans includes the opportunity to grow at a faster pace than can be expected in Alliant Energy's traditional utility service territories. The rates of growth, both in units and in utilization rates, exceed our projected domestic utility expansion rates. AER has selected carefully which countries, and which market sectors within those countries, are best suited to its objectives. As indicated, as a matter of policy, AER partners with strong local entities in order to mitigate risks,


------------------------
34   Source: Alliant Energy's Annual Report on Form U5S for the year ended
December 31, 2001.

improve access to local financing, better identify new opportunities and negotiate better terms with local counterparties. The cross-border benefits also include the first-hand experience of working in deregulated environments, particularly in the case of New Zealand and Australia, the better to prepare for possible deregulation in Alliant Energy's domestic markets. Insights into the combined operation of peaking plants and wholesale market trading, afforded by Southern Hydro, are also valuable in preparing for Alliant Energy's domestic EWG expansion. There are also opportunities to share and exchange technical and operational know-how among the various FUCOs and Alliant Energy's domestic operations, particularly in hydroelectric and combined cycle generation.

          3.3.3  Current Financial Condition of Alliant Energy and the
                 -----------------------------------------------------
Utility Subsidiaries. Alliant Energy and the Utility Subsidiaries are in sound
--------------------
financial condition, as demonstrated by various financial indicators and other market factors.

               (a)  Alliant Energy. Alliant Energy's excellent financial
                    --------------
condition is indicated by such factors as consolidated debt/equity ratio, growth in retained earnings, earnings per share, debt ratings, price/earnings ratio, and dividend pay-out ratio.

                    (1)  Consolidated Capitalization. Alliant Energy's
                         ---------------------------
consolidated capitalization and interest coverage ratios for 1998, 1999 and 2000 are within industry ranges set by independent debt rating agencies for A+ rated companies, as shown below:

        ALLIANT ENERGY CONSOLIDATED DEBT TO CAPITALIZATION AND INTEREST COVERAGE RATIOS (EXCLUDING NON-RECOURSE PROJECT DEBT) FOR THE YEARS
                    ENDED DECEMBER 31, 1998, 1999 and 2000  35

----------------------------------------------------------------------------------------------
                                         Year Ended         Year Ended          Year Ended
                                     December 31, 1998  December 31, 1999    December 31, 2000
----------------------------------------------------------------------------------------------
Total Debt/Capital                         51.2%               47.6%              54.2%
----------------------------------------------------------------------------------------------
Pre-Tax Interest Coverage                  2.17 x              3.27 x             4.56 x
----------------------------------------------------------------------------------------------
Funds From Operations Interest Coverage    3.92 x              4.43 x             3.49 x
----------------------------------------------------------------------------------------------


------------------------
35   Consistent with rating agency treatment, mandatorily redeemable preferred securities are not included in debt and related interest coverage ratios.

    1998 - 2000 AVERAGE INDUSTRY RATIOS FOR A+ RATED INVESTOR-OWNED ELECTRIC
                                  UTILITIES  36

--------------------------------------------------------------------------------
                               12/31/1998         12/31/1999          2000
--------------------------------------------------------------------------------
  Total Debt/Capital             47.9%              50.3%             50.3%
--------------------------------------------------------------------------------
Pre-Tax Interest Coverage        3.73 x             3.80 x            3.73 x
--------------------------------------------------------------------------------
Funds From Operations            4.63 x             4.70 x            4.69 x
 Interest Coverage
--------------------------------------------------------------------------------

Alliant Energy's pro forma consolidated capitalization ratios as of December 31, 2000, were 45.8% equity (including mandatorily redeemable preferred securities, common shares and preferred shares) and 54.2% debt (including approximately $499.8 million of short-term debt).

                    (2)  Growth in Retained Earnings. Alliant Energy's
                         ---------------------------
consolidated retained earnings have increased on average almost 11.9% per year over the previous three years. Consolidated retained earnings decreased by $44.0 million during 1998, an 7.6% decrease; increased by $40.1 million in 1999, a 7.5% increase; and increased by $240.1 million in 2000, a 41.7% increase. The decrease in 1998 can be attributed mainly to merger related charges of $54.0 million. Over the previous five years, Alliant Energy's consolidated retained earnings have increased an average of 7.5% per year.

                    (3)  Earnings Per Share. Alliant Energy's earnings per share
                         ------------------
and return on equity were $1.90 and 8.9%, respectively, for the year ended 1997; $1.26 and 6.0%, respectively, for the year ended 1998; $2.51 and 10.45%, respectively, for the year ended 1999; and $2.46 and 19.6% for the year ended 2000. The earnings per share and return on equity in 1997 and 1998 was affected by merger related charges of $54.0 million, or $0.45 per share in 1998 and $2.4 million or $0.03 per share in 1997. The earnings per share in 2000 have been adjusted to exclude a gain on the reclassification of certain investments of $2.59 per share. The current industry average return on equity for electric utilities is approximately 13.7%.37

                    (4)  Debt Ratings. Alliant Energy's short term commercial
                         ------------
paper credit rating is currently A-1 by Standard & Poor's, P-1 by Moody's and F-1 by Fitch's. Alliant Energy has applied for and received a long term debt rating from Standard & Poor's of A+.

                    (5)  Price - Earnings Ratio. The market's assessment of
                         ----------------------
Alliant Energy's future growth and earnings also compares favorably to other electric utility issuers. This can be shown by comparison of Alliant Energy's


------------------------
36   Standard & Poor's Utility Financial Statistics (Dec. 31, 1998 and Dec.
31, 1999). 2000 data was taken from the Standard and Poor's Balance Sheet, Cash Flow Statement and Income Statement Statistics published July 7, 2000.

37   Standard and Poor's Utility Financial Statistics (Dec. 31, 1999). 2000
industry average ROE information was obtained from the April 2001 C.A. Turner Utility Reports price-earnings ratio, as compared to industry averages. These measurers indicate investor confidence in Alliant Energy.

--------------------------------------------------------------------------------
P/E Ratio                               1998           1999           2000
---------                               ----           ----           ----
--------------------------------------------------------------------------------
Alliant Energy                          25.10          10.96          13.00
--------------------------------------------------------------------------------
Electric Industry  38                   21.85          12.28          13.60
--------------------------------------------------------------------------------
Peer Group (SO, GPU, CIN, AEP, NCE)     17.06          10.35          16.04
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     An average to above-average price/earnings ratio was noted as an indicator of favorable market assessments in all of the Commission's prior orders approving increases in "aggregate investment" levels. Alliant Energy's price/earnings ratio compares favorably with the electric industry as a whole.

                    (6)  Dividend Pay-out Ratio. Alliant Energy's indicated
                         ----------------------
dividend rate at December 31, 1998 was $2.00 per share. When calculated against Alliant Energy's pro forma earnings per share of $1.26 for 1998, the payout ratio is above the electric utility average. At December 31, 1999, the dividend rate was $2.00 per share on earnings per share of $2.51. At December 31, 2000, the dividend rate was $2.00 per share on adjusted earnings per share of $2.46.

--------------------------------------------------------------------------------
                                        1998           1999           2000
                                        ----           ----           ----
--------------------------------------------------------------------------------
Alliant Energy Payout Ratio             159.0%         79.7%          81.3%
--------------------------------------------------------------------------------
Electric Industry  39                    96.3%         74.9%          63.0%
--------------------------------------------------------------------------------
Peer Group (SO, GPU, CIN, AEP, NCE)      86.4%         75.6%          81.5%
--------------------------------------------------------------------------------

               (b)  Utility Subsidiaries. The principal Utility
                    --------------------
Subsidiaries (WP&L, IPC and IES) are also in excellent financial health, as indicated by such factors as debt/equity ratios of the Utility Subsidiaries, earnings coverages, and security ratings.

                    (1)  Debt/Equity Ratios. Debt (including short-term debt)
                         ------------------
ratios of IES and IPC are consistent with the industry range for A+-rated electric utilities. The current industry average for A+-rated electric utilities is approximately 50.3%.40

--------------------------------------------------------------------------------
DEBT AS % OF        1996      1997      1998      1999      2000
CAPITALIZATION
--------------------------------------------------------------------------------
IES                 57.7%     57.6%     55.5%     55.5%     49.9%
--------------------------------------------------------------------------------
IPC                 52.8%     49.8%     43.6%     46.0%     39.2%
--------------------------------------------------------------------------------


------------------------
38   1998 and 1999 industry averages taken from Edison Electric Institute
(EEI). 2000 industry average information was obtained from the April 2001 C.A. Turner Utility Reports.

39   Id.

40   Id.

     Debt ratios of WP&L are consistent with the industry range for AA- rated electric utilities. The current industry average for AA- rated utilities is approximately 50.8%.

--------------------------------------------------------------------------------
DEBT AS % OF       1996      1997      1998      1999      2000
CAPITALIZATION
--------------------------------------------------------------------------------
WP&L                43.6%     50.0%     52.2%     49.0%     44.1%
--------------------------------------------------------------------------------

                    (2)  Earnings Coverages. The Utility Subsidiaries' ability
                         ------------------
to issue debt and equity securities in the future depends upon their financial strength at the time such securities are issued. To the degree they issue senior secured debt, they must comply with certain coverage requirements designated in their mortgage bond indentures. Under the more restrictive terms of their respective indentures, WP&L, IES and IPC could have issued at least $548 million, $362 million and $264 million of long term debt, respectively, at December 31, 2000. December 31, 2000 indenture earnings coverage ratios for the Utility Subsidiaries were approximately 4.33x for WP&L, 3.23x for IES and 3.57x for IPC, in each case well above the required coverages of 2.0x for WP&L and 2.0x for IPC. IES does not have a minimum required coverage ratio. Accordingly, the Utility Subsidiaries should have more than adequate earnings coverages to permit the issuance of securities to third parties in amounts that will satisfy their external finance requirements in the foreseeable future.

                    (3)  Security Ratings. The Utility Subsidiaries' ratings
                         ----------------
have generally been within the AA- and A+ ranges set by the major rating agencies in recent years. The Utility Subsidiaries continue to show adequate financial statistics as measured by the rating agencies.

                                                                 DEBT RATINGS
                                                                 (as of 12/31)
                                             ------------------------------- -------------------
S&P RATINGS:                                     1996      1997       1998     1999      2000
                                             ----------- --------- --------- -------- ----------
WP&L           Secured Long-Term Debt             AA        AA         AA       AA        AA
               Unsecured Long-Term Debt           N/A       A+         A+       A+        A+
               Corporate Credit Rating  41        AA        AA-        AA-      AA-       AA-
               Business Profile  41               2         4          4        4         4
               Outlook  41                      wtch/neg  wtch/neg   Stable   Stable   Negative

IES            Secured Long-Term Debt             A         A          A+       A+        A+
               Unsecured Long-Term Debt           A         A          A        A         A
               Subordinated Debt                  N/A       N?A        A-       A-        A-
               Corporate Credit Rating  41        A         A          A+       A+        A+
               Business Profile  41               4         5          5        5         5
               Outlook  41                      wtch/pos  wtch/pos   Stable   Stable   Negative

IPC            Secured Long-Term Debt             A+        A+         A+       A+        A+
               Unsecured Long-Term Debt           A         A          A        A         A
               Corporate Credit Rating  41        A+        A+         A+       A+        A+
               Business Profile  41               4         5          5        5         5
               Outlook  41                      Stable    Stable     Stable   Stable   Negative
Alliant Energy                                    N/A       N/A        N/A      A+        A+


------------------------
41   Given by Standard & Poor's only.

                                                                 DEBT RATINGS
                                                                 (as of 12/31)
                                             ------------------------------- -------------------
MOODY'S RATINGS:                                 1996      1997       1998     1999       2000
                                             ----------- --------- --------- -------- ----------
WP&L           Secured Long-Term Debt             Aa2       Aa2        Aa2      Aa2       Aa2

               Unsecured Long-Term Debt           N/A       Aa3        Aa3      Aa3       Aa3
               Issuer Rating  42                  Aa3       Aa3        Aa3      Aa3       Aa3

IES            Secured Long-Term Debt             A2        A2         A2       A2        A2
               Unsecured Long-Term Debt           A3        A3         A3       A3        A2
               Junior Subordinated Debt          Baa1      Baa1       Baa1     Baa1      Baa1
               Issuer Rating  42                  A3        A3         A3       A3        A3

IPC            Secured Long-Term Debt             A1        A1         A1       A1        A1
               Unsecured Long-Term Debt           A2        A2         A2     not rated NR
               Issuer Rating  42                  A2        A2         A2       A2        A2

     In addition, the rating agencies consider the Utility Subsidiaries as having relatively favorable competitive positions.

     As of December 31, 2000, Standard & Poor's ranked the preferred stock of WPL "A," IES "A-" and IPC "A-." As of the same date, Moody's ranked the preferred stock of WP&L "aa3," and IPC "a2." IES's preferred stock is not rated by Moody's.

                    (6)  Ability to Finance Capital Needs. It is projected
                         --------------------------------
that the Utility Subsidiaries will have the ability to fund their operations and their construction expenditures primarily from internal sources of cash and from sales of senior securities for at least the next five years, and therefore, will not be dependent upon Alliant Energy for any material amounts of additional equity capital. Moreover, there is ongoing evidence that the Utility Subsidiaries can access capital markets as needed.


------------------------
42   Given by Moody's Investors Service only.

     Utility Subsidiaries - Construction Expenditures: actual (1998-2000) expenditures and projected 2001-2002 expenditures, including allowance for funds used during construction ($ million):

                                  1998 Actual  1999 Actual  2000 Actual  2001 Estimate  2002 Estimate
                                  -----------  -----------  -----------  -------------  -------------
Construction Expenditures
(including AFDUC)
--------------------------------
IES                                $115,371     $107,342      $121,116     $127,000        $117,000
IPC                                  36,619       45,363        50,634       61,000          56,000
WP&L                                117,143      131,915       131,640      166,000         181,000
                                   --------     --------      --------     --------        --------
     Total                         $269,133     $284,620      $303,390     $354,000        $354,000
                                   ========     ========      ========     ========        ========

Cash Flow from Operations
--------------------------------
IES                                $206,113      161,703      $210,988     $181,978        $171,612
IPC                                  63,006       65,660        56,758       77,782          74,760
WP&L                                177,321      162,980       175,849      176,754         195,140
                                   --------     --------      --------     --------        --------
     Total                         $446,440     $390,343      $443,595      436,514         441,512
                                   ========     ========      ========     ========        ========

Percent Internally Generated  43
--------------------------------
IES                                  179%         151%          174%         143%            147%
IPC                                  172          145%          112%         128%            134%
WP&L                                 151          124%          134%         107%            108%
                                     ----         ----          ----         ----            ----
     Total                           166%         137%          146%         123%            125%

          3.3.4  Financing Plan for New Investments; Merrill Lynch Letter.
                 --------------------------------------------------------
The additional investments in new EWG and FUCO projects are necessary for Alliant Energy to successfully grow and are expected to create significant value for Alliant Energy and its shareholders.

     Alliant Energy has developed an extensive financial model addressing the manner in which Alliant Energy expects to finance the additional investments and their likely impacts on the company. Alliant Energy expects to finance the additional investments through a combination of internal cash returns generated from the investments and external capital sources such as unsecured debt and long-term debt and Common Stock. The model's results indicate that the investments will enhance Alliant Energy's financial performance without adversely affecting the Utility Subsidiaries' financial integrity.

     Alliant Energy's model necessarily incorporates various operating assumptions. Among the most important are that: (i) appropriate investment opportunities exist for Alliant Energy to make additional investments in amounts up to the proposed EWG/FUCO Investment Limitation over the next five years; (ii) the incremental investments are consistent with Alliant Energy's corporate strategy and current risk tolerance levels; (iii) the expected investment returns are reasonable; (iv) Alliant Energy is able to obtain debt and equity financing at acceptable rates and terms; and (v) Alliant Energy will finance the additional investments on an aggregate basis (including through growth in retained earnings) such that the consolidated capital structure would be comprised of 40 percent debt and 60 percent equity. A copy of the assumptions and financial forecasts comprising Alliant Energy's financing plan for the


------------------------
43   Cash Flow from operations divided by construction expenditures.

incremental investments, on which Merrill Lynch based its credit review discussed below, is submitted as an exhibit to this application.

     Alliant Energy asked Merrill Lynch to review its financing plan and assumptions and undertake an analysis of the expected credit impacts resulting from new recourse investments in EWGs and FUCOs in an amount covered by the proposed EWG/FUCO Investment Limit. On April 5, 2001, Merrill Lynch delivered a letter to Alliant Energy expressing its view to the effect that, as of such date, and based upon the assumptions made, matters considered and limits of review set forth in such letter, the credit ratings of Alliant Energy and its Rated Subsidiaries (as defined below), would not be expected to fall below investment grade due to investments in EWGs and FUCOs covered by the proposed EWG/FUCO Investment Limit over the next five years, as outlined in this Application or Declaration .

     A copy of the Merrill Lynch letter, which sets forth the assumptions made, matters considered and certain limitations on the scope of review undertaken by Merrill Lynch, is filed herewith as Exhibit I. The Merrill Lynch letter was intended for the use and benefit of Alliant Energy's board of directors and senior management team, was directed only to the expected credit ratings impact of the financing of the additional investments in EWGs and FUCOs covered by the proposed EWG/FUCO Investment Limit from a financial point of view to Alliant Energy, did not address the merits of the underlying decision by Alliant Energy to make any such additional investments and, therefore, does not constitute a recommendation to make such investments. The summary of the Merrill Lynch letter set forth herein is qualified in its entirety by reference to the full text of the Merrill Lynch letter, which is submitted herewith.

     Alliant Energy requested that Merrill Lynch advise it as to the expected impact of the financing of an incremental $1.5 billion in EWGs and FUCOs over and above its "aggregate investment" as of December 31, 2000, considered from a financial point of view, on the credit ratings of Alliant Energy and of WP&L, IPC and IES (the "Rated Subsidiaries").44 In arriving at the conclusions set forth below, and in the performance of the requested credit analysis, Merrill Lynch has, among other things:

     1. Reviewed certain publicly available business and financial information relating to the Company and the Rated Subsidiaries that Merrill Lynch deemed to be relevant;

     2. Reviewed certain information, including financial forecasts, provided by the Company to Merrill Lynch as representative of the proposed incremental $1.5 billion of EWG and FUCO investments;

     3.   Reviewed certain information, including financial forecasts, relating


------------------------
44   Alliant Energy's "aggregate investment" as of December 31, 2000, was approximately $254 million. The EWG/FUCO Investment Limitation proposed herein ($1.75 billion) is approximately equal to the sum of Alliant Energy's "aggregate investment" as of December 31, 2000, plus $1.5 billion.

          to the business, earnings, cash flow, assets, liabilities and prospects of Alliant Energy and the Rated Subsidiaries;

     4. Reviewed certain information, including Alliant Energy's financial forecasts, relating to the business, earnings, cash flow, capital expenditures, financing plan, timing and sources and uses of funds in each case associated with the proposed incremental $1.5 billion of EWG and FUCO investments;

     5. Conducted discussions with members of senior management of Alliant Energy concerning the matters described in clauses 1 through 4 above, as well as the business and prospects of the company before and after giving effect to the implementation, if any, of the proposed incremental $1.5 billion of EWG and FUCO investments;

     6. Reviewed credit ratios of Alliant Energy in five distinct scenarios or "Cases" (as defined below) and compared them with financial targets for utility companies as published by Standard & Poor's; and

     7. Reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

     In arriving at the conclusions set forth below, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch. Merrill Lynch was supplied with all of the information regarding the incremental $1.5 billion of EWG and FUCO investments by Alliant Energy; it is Merrill Lynch's understanding that the incremental $1.5 billion of EWG and FUCO investments have not been identified and that the company expects the financial information, including financial forecasts, to be representative of the actual incremental $1.5 billion of EWG and FUCO investments. Merrill Lynch does not assume any responsibility for independently verifying any information provided by Alliant Energy or for undertaking an independent evaluation or appraisal of any of the assets or liabilities of Alliant Energy and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of Alliant Energy or its subsidiaries. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by Alliant Energy and regarding the incremental $1.5 billion of EWG and FUCO investments, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgments of Alliant Energy.

     Merrill Lynch's view was necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and the information made available to Merrill Lynch as of the date hereof, including the assumptions contained in Alliant Energy's financial forecasts provided to Merrill Lynch and outlined in this application.

     On the basis of this information and the assumptions outlined above, Merrill Lynch reviewed integrated financial models provided by Alliant Energy and performed analyses on the financial information derived from such models in a manner that Merrill Lynch believes is consistent with the sensitivity analyses performed by statistical rating agencies. In this connection, Merrill Lynch reviewed the following key credit ratios for Alliant Energy and its consolidated subsidiaries for the years 2000 to 2005, which Merrill Lynch understands to be those commonly reviewed by credit rating agencies: (i) funds from operations to net interest coverage; (ii) funds from operations to average total debt; (iii) pre-tax interest coverage; (iv) total debt to total capitalization; and (v) return on common equity. The foregoing credit ratios were calculated under five distinct scenarios: (i) the Base Case, where Alliant Energy makes non-regulated investments from 2000 - 2005, consistent with the company's previous expansion plans; (ii) the Base Case + China Case, where the company makes additional non-regulated investments in China over a five-yea period; (iii) the Base Case + Brazil Case, where the company makes additional non-regulated investments in Brazil over a five-year period; (iv) the Base Case + Genco Case, in which the company makes additional non-regulated investments in merchant and other wholesale generation projects over a five-year period; and (v) the Growth Case, which assumes that the company makes all of the non-regulated investments reflected in prior three cases (Base Case + China Case, Base Case + Brazil Case, and Base Case + Genco Case).

     The matters set forth above do not purport to be a complete description of the analyses performed by Merrill Lynch in preparing its letter. The preparation of a credit analysis is a complex process and is not necessarily susceptible to partial or summary description. Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all such factors and analyses, could create a misleading view of the process underlying the analyses set forth in Merrill Lynch's letter. The matters considered by Merrill Lynch in its analyses were based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Alliant Energy's and Merrill Lynch's control and involve the application of complex methodologies and educated judgment. Any estimates contained in Merrill Lynch's analyses are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than such estimates. There can be no assurance that Alliant Energy's non-regulated investments will actually realize the returns contemplated by such assumptions or that market conditions will accommodate the company's strategy. This is not a prediction as to what an independent rating agency may do under any particular circumstances.

     On the basis of and subject to the foregoing, and considering the results of the credit ratio analysis outlined above, Merrill Lynch was of the view, as of April 5, 2001, that the credit ratings of Alliant Energy and its Rated Subsidiaries would not be expected to fall below investment grade due to the non-regulated investments being made as outlined in this Application or Declaration.

          3.3.5  Protection of Utility Subsidiaries; State Commission Letters.
                 ------------------------------------------------------------
Alliant Energy's request for an increase in its "aggregate investment" limit in EWG's and FUCOs will not have an "adverse impact" on any of the Utility Subsidiaries, their respective customers, or the ability of the four State commissions having jurisdiction over the Utility Subsidiaries to protect such Utility Subsidiaries or such customers.

     The conclusion that the Utility Subsidiaries and their customers will not be adversely impacted by increased levels of investment by Alliant Energy in Projects is well supported by (i) the insulation of the Utility Subsidiaries and their customers from potential direct adverse effects of investments in EWGs and FUCOs; (ii) analyses of the Utility Subsidiaries' financial integrity (including ability of the Utility Subsidiaries to issue senior securities); and (iii) the proven effectiveness of state commission oversight together with the affirmation by the State commissions of Iowa, Illinois, Minnesota and Wisconsin that they have authority and resources, and will exercise such authority, to protect ratepayers in their respective states from any adverse impact.

               (a)  Insulation From Risk. All of Alliant Energy's
                    --------------------
investments in EWGs and FUCOs are, and in the future will remain, segregated from the Utility Subsidiaries. Thus, the Utility Subsidiaries are, and are currently expected in the future to remain, insulated from the direct effects of investments by Alliant Energy in EWGs and FUCOs. Specifically, no Utility Subsidiary has extended credit or sold or pledged its assets, directly or indirectly, to any EWG or FUCO. Further, any losses that may be incurred by such EWGs and FUCOs would have no effect on domestic rates of any Utility Subsidiary. In this regard, Alliant Energy represents that it will not seek recovery through higher rates to the Utility Subsidiaries' utility customers in order to compensate Alliant Energy for any possible losses that it or the Utility Subsidiaries may sustain on investments in EWGs and FUCOs or for any inadequate returns on such investments.

     Moreover, to the extent that there may be indirect impacts on the Utility Subsidiaries from EWG and FUCO investments through effects on Alliant Energy's capital costs, the state commissions regulating the Utility Subsidiaries can set the cost of capital for electric utilities by comparison with selected groups of domestic utilities, which may exclude any utilities with adverse impacts due to EWGs and FUCOs. Therefore, the states have the authority and the means available to prevent any adverse effects on the cost of capital due to investments in EWGs and FUCOs from being passed on to ratepayers.

     Alliant Energy has complied and will continue to comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of Utility Subsidiary employees in connection with providing services to EWGs and FUCOs. Increased levels of investment in EWGs and FUCOs are not anticipated to have any impact on utilization of Utility Subsidiary employees. The Utility Subsidiaries have not and will not increase staffing levels to support the operations of EWGs and FUCOs. Alliant Energy and the Utility Subsidiaries expect that project development, management, and home office support functions for EWGs and FUCOs will largely be performed by AER and certain of its subsidiaries, and by outside consultants (e.g., engineers, investment advisors, accountants, and attorneys) engaged by AER. Accordingly, need for the support of personnel provided by the Utility Subsidiaries has been, and is expected to continue to be, modest.

     Finally, Alliant Energy has complied and will continue to comply with the other conditions of Rule 53(a) providing specific protections to customers of the Utility Subsidiaries and their state commissions, in particular, the requirements of Rule 53(a)(1) regarding the preparation and making available of books and records and financial reports regarding EWGs and FUCOs, and the requirements of Rule 53(a)(4) regarding filing of copies of applications and reports with other regulatory commissions.

               (b)  State Utility Commission Letters. In the opinion of Alliant
                    --------------------------------
Energy and the Utility Subsidiaries, the four state commissions having jurisdiction over the Utility Subsidiaries, namely, Wisconsin, Iowa, Illinois and Minnesota (collectively, "State Commissions") are able to protect utility customers within their respective states. The State Commissions have not raised objections to Alliant Energy's current investments in EWGs or FUCOs.45 As described in Item 1.15, above, Alliant Energy has obtained from each of the State Commissions letters or, in one case, an order, certifying that such State Commissions have the authority and resources necessary to protect ratepayers from any adverse effect or costs that might result from Alliant Energy's investments in EWGs and FUCOs. These certifications were predicated upon Alliant Energy's request for an "aggregate investment" limit equal to 100% of "consolidated retained earnings." Alliant Energy is currently seeking, and, in one case has obtained, new certifications from each of the State Commissions predicated on a proposed "aggregate investment" limit equal to $1.75 billion.

          3.3.6  Alliant Energy's Request is Supported by Other Commission
                 ---------------------------------------------------------
Orders under Rule 53(c). In the past, the Commission has routinely issued orders
-----------------------
under Rule 53(c) permitting other registered holding companies to finance investments in EWGs and FUCOs in amounts up to 100% of "consolidated retained earnings."46 Moreover, in a series of recent orders, the Commission has authorized "aggregate investment" limits that are well above 100% of "consolidated retained earnings." National Grid Group, plc, for example, was authorized in early 2000 as part of its acquisition of New England Electric System to make additional investments in EWGs and FUCOs that would increase its "aggregate investment" to approximately 252% of its pro forma "consolidated retained earnings."47 That was followed by an order issued to Cinergy Corp. ("Cinergy") that authorized an increase in Cinergy's "aggregate investment"


------------------------
45   Section 33(c)(2) provides that the State commission may make recommendations to the Commission regarding a registered holding company's relationship to FUCOs, and that the Commission shall "reasonably and fully consider" such recommendations.

46   See The Southern Company, Holding Co. Act Release No. 26501 (Apr. 1,
     --- --------------------
1996), Central and South West Corporation, Holding Co. Act Release No. 26653
       ----------------------------------
(Jan. 24, 1997), GPU, Inc., Holding Co. Act Release No. 26779 (Nov. 17, 1997),
                 ---------
Cinergy Corporation, Holding Co. Act Release No. 26848 (Mar. 23, 1998), American
-------------------                                                     --------
Electric Power Company, Inc., Holding Co. Act Release No. 26864 (Apr. 27, 1998),
----------------------------
New Century Energies, Inc., Holding Co. Act Release No. 26892 (Feb. 26, 1999),
--------------------------
and Entergy Corporation, Holding Co. Act Release No. 27184 (Mar. 15, 2000).
    -------------------

47   See The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar.
     --- ---------------------------
15, 2000).

limit to an amount that is equal to the sum of its "aggregate investment" in EWGs and FUCOs at that time plus $1 billion, or about 154% of Cinergy's "consolidated retained earnings."48 Subsequently, Cinergy obtained a supplemental order authorizing it to have an "aggregate investment" equal to 100% of its "consolidated retained earnings" plus $2 billion, or an amount that would equal about 274% of Cinergy's current "consolidated retained earnings."49 Exelon Corp., which has no history of investments in EWGs or FUCOs, was authorized in November 2000 to invest up to $2 billion in EWGs and FUCOs, which was equivalent to about 264% of Exelon's "reclassified" pro forma "consolidated retained earnings," an amount that was subsequently increased to $4 billion.50 Dominion Resources has filed an application requesting approval for an "aggregate investment" limit equal to 100% of "consolidated retained earnings" plus $8 billion, which appears to be several times higher than Dominion's consolidated retained earnings.51

     In each of these cases, the applicants compared the amount of the proposed "aggregate investment" limit to other relevant financial statistics, such as consolidated capitalization, consolidated net utility plant, total consolidated capitalization and the total market value of the applicant's common stock.

     An "aggregate investment" in EWGs and FUCOs in an amount equal to $1.75 billion would be equal to about 217% of Alliant Energy's average "consolidated retained earnings" for the four quarters ended June 30, 2001 ($805.7 million), which is a substantially lower than the percentages found acceptable in National
                                                                        --------
Grid, Exelon and the second Cinergy order. Moreover, that level of "aggregate
----  ------                -------
investment" would represent a prudent commitment of capital for a company the size of Alliant Energy, based on various key financial ratios at December 31, 2000. For example, this level of "aggregate investment" would be equal to only 37.7% of Alliant Energy's total consolidated capitalization (including short-term debt and current maturities of long-term debt ($4.654 billion), 55.7% of consolidated net utility plant ($3.148 billion), 26.0% of total consolidated assets ($6.734 billion), and 69.6% of the market value of Alliant Energy's outstanding common stock ($2.519 billion) as of December 31, 2000.52 The following table shows how these percentages would compare to the same percentages given by Exelon in its application and to the percentages for Cinergy and Dominion, as reflected in each company's pending Rule 53(c)


------------------------
48   See Cinergy Corporation, Holding Co. Act Release No. 27190 (June 23,
     --- -------------------
2000).

49   See Cinergy Corporation, Holding Co. Act Release No. 27400 (May 18,
     --- -------------------
2001).

50   See Exelon Corporation, Holding Co. Act Release No. 27266 (Nov. 2, 2000)
     --- ------------------
(authorizing aggregate investment limit of $2 billion); and Exelon Corporation,
                                                            ------------------
Holding Co. Act Release No. 27296 (Dec. 8, 2000) (authorizing aggregate investment limit of $4 billion).

51   File No. 70-9555. Dominion explains in its application that, due to the application of purchase method accounting in connection with its acquisition of Consolidated Natural Gas Company, its consolidated retained earnings do not reflect the retained earnings of Consolidated before the acquisition.

52   An "aggregate investment" in EWGs and FUCOs equal to 100% of Alliant
Energy's current "consolidated retained earnings," as defined in Rule 53(a) ($805.7 million for the four quarters ended June 30, 2001), would equate to 19.33% of consolidated capitalization ($4,170,000,000), 27.04% of consolidated net utility plant ($2,981,000,000), 13.20% of consolidated assets ($6,106,000,000), and 34.98% of the market value of Alliant Energy's outstanding common stock ($2,304,000,000), all as of June 30, 2001.

application and/or as calculated based on financial information available for the year ended December 31, 2000.

                                   Proposed Investments in EWGs and FUCOs
                                             as a percentage of:
                       ---------------- ------------------ ------------------- -----------------------------
                         Consolidated    Consolidated Net   Total Consolidated  Market Value of Outstanding
     Company            Capitalization    Utility Plant          Assets               Common Stock
---------------------- ---------------- ------------------ ------------------- -----------------------------
Exelon Corp.                 18.9%            23.3%               11.1%                   28.2%
Cinergy Corp.                46%              47.5%               25.6%                   56%
Dominion (pending)           42.0%            60.8%               30.7%                   54.6%
Alliant Energy               37.7%            55.7%               26.0%                   69.6%

ITEM 4.   REGULATORY APPROVALS.
          --------------------

     No state commission, and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.

ITEM 5.   PROCEDURE.
          ---------

     The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. The Applicants request that the Commission's Order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants further request that the Commission's initial Order in this proceeding authorize Alliant Energy to have an "aggregate investment" in EWGs and FUCOs equal to 100% of its "consolidated retained earnings," as defined under Rule 53, at any point in time and reserve jurisdiction over Alliant Energy's request for an "aggregate investment" limit of $1.75 billion pending completion of the record. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

     A.   EXHIBITS.
          --------

          A    None.

          B    None.

          C-1 Registration Statement of Alliant Energy on Form S-8 (Long-Term Equity Incentive Plan), as filed December 15, 1999, in File No. 333-92783. (Incorporated herein by reference).

          C-2 Registration Statement of Interstate Energy Corporation (now Alliant Energy) on Form S-8 (401(k) Savings Plan), as filed February 23, 1998, in File No. 333-46735. (Incorporated herein by reference).

          C-3 Registration Statement of WPL Holdings, Inc. (now Alliant Energy) on Form S-3, as filed May 7, 1997, in File No. 333-26627. (Incorporated herein by reference).

          D    None.

          E    None.

          F    Opinion of Counsel.

          G    Proposed Form of Federal Register Notice. (Previously filed).

          H-1 Letter, dated July 5, 2001, to the Commission from the Public Service Commission of Wisconsin.

          H-2 Letter, dated September 7, 1999, to the Commission from the Iowa Utilities Board.

          H-3 Order, dated October 7, 1999, of the Minnesota Public Utilities Commission.

          H-4 Letter, dated November 17, 1999, to the Commission from the Illinois Commerce Commission.

          H-5 Letter to the Commission from the Public Service Commission of Wisconsin. (To be filed by amendment).

          H-6 Letter to the Commission from the Iowa Utilities Board. (To be filed by amendment).

          H-7 Order, dated August 8, 2001, of the Minnesota Public Utilities Commission.

          H-8 Letter to the Commission from the Illinois Commerce Commission. (To be filed by amendment).

          I    Merrill Lynch Letter.

          J Alliant Energy forecast of consolidated capitalization ratios as of December 31 for each year 2001 through 2004, including forecast assumptions (sources and uses). (Filed confidentially pursuant to Rule 104).


     B.   FINANCIAL STATEMENTS.
          --------------------

          1.1 Balance Sheet of Alliant Energy and consolidated subsidiaries, as of December 31, 2000 (incorporated by reference to the Annual Report on Form 10-K of Alliant Energy for the year ended December 31, 2000) (File No. 1-9894).

          1.2 Statements of Income of Alliant Energy and consolidated subsidiaries for the twelve months ended December 31, 2000 (incorporated by reference to the Annual Report on Form 10-K of Alliant Energy for the period ended December 31, 2000) (File No. 1-9894).

          1.3 Balance Sheet of Alliant Energy and consolidated subsidiaries, as of June 30, 2001 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the quarter ended June 30, 2001) (File No. 1-9894).

          1.4 Statements of Income of Alliant Energy and consolidated subsidiaries for the six months ended June 30, 2001 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the quarter ended June 30, 2001) (File No. 1-9894).


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

     None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this amended Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.


                                   ALLIANT ENERGY CORPORATION
                                   ALLIANT ENERGY RESOURCES, INC.


                                   By: /s/ Edward M. Gleason
                                           -----------------
                                   Name:   Edward M. Gleason .
                                   Title:  Vice President - Treasurer
                                             and Corporate Secretary


                                   ALLIANT ENERGY INTEGRATED SERVICES
                                     COMPANY
                                   ALLIANT ENERGY INVESTMENTS, INC.
                                   ALLIANT ENERGY TRANSPORTATION, INC.


                                   By: /s/ Edward M. Gleason
                                           -----------------
                                   Name:   Edward M. Gleason
                                   Title:  Treasurer and Secretary


                                   WHITING PETROLEUM CORPORATION


                                   By: /s/ Edward M. Gleason
                                           -----------------
                                   Name:   Edward M. Gleason
                                   Title:  Assistant Treasurer and Assistant
                                             Secretary


Date:     October 3, 2001